SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2017

Prana Biotechnology Limited

(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This Form 6-K is being incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-199783) and Form S-8 (File No. 333-153669).

PRANA BIOTECHNOLOGY LIMITED

6-K	Items

1.	Appendix 4E and Annual Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

August 31, 2017

Prana Biotechnology Limited

Appendix 4E

Preliminary Final Report

Year ended 30 June 2017

Name of entity	Prana Biotechnology Limited
ABN or equivalent company reference	37 080 699 065
Current reporting period	30 June 2017
Corresponding reporting period	30 June 2016

Results for announcement to the market

				$
Revenue for ordinary activities	Down	7.2%	to	132,396
Net loss after tax (from ordinary activities) for the period attributable to members	Down	2.4%	to	7,542,076
Net loss after tax for the period attributable to members	Down	2.4%	to	7,542,076

Net tangible assets per share

	30 June 2017	30 June 2016
Net tangible asset backing per share (cents)	4.44	5.88

Explanation of results

Prana Biotechnology Limited recorded revenue of $132,396 for the year ended 30 June 2017 (2016: $142,657), which is interest received on the Group’s bank accounts.

Prana Biotechnology Limited has incurred a loss for the year of $7,542,076 (2016: $7,729,551). This loss has decreased due to a decrease in other income relating to the R&D Tax Incentive and decreased research and development expenditure.

For further details relating to the current period’s results, refer to the Review of operations and activities contained within this document.

Changes in controlled entities

N/A

Other information required by Listing Rule 4.3A

N/A

Audit

These accounts have been audited. An unmodified audit report is provided with the accompanying financial report.

3

Corporate directory

Directors

Mr. Geoffrey Kempler

Executive Chairman

Mr. Brian Meltzer

Non-Executive Independent Director

Dr. George Mihaly

Non-Executive Independent Director

Mr. Peter Marks

Non-Executive Independent Director

Mr. Lawrence Gozlan

Non-Executive Independent Director

Prof. Ira Shoulson

Non-Executive Director

Secretary

Mr. Phillip Hains

Principal registered office in Australia

Level 3, 62 Lygon Street

Carlton Victoria 3053

Australia

+61 3 9824 5254

Share register

Computershare Investor Services Pty Ltd

Yarra Falls, 452 Johnston Street

Abbotsford Victoria 3067

1300 85 05 05 (within Australia) & +61 3 9414 4000 (overseas)

Auditor

PricewaterhouseCoopers

2 Riverside Quay

Southbank Victoria 3006

Solicitors

Quinert Rodda & Associates

Suite 1, Level 6, 50 Queen Street

Melbourne Victoria 3000

Website

www.pranabio.com

4

Chairman’s letter

Chairman’s letter

Dear fellow shareholders,

There remains much confidence in the underlying science at Prana Biotechnology and our deep library of potential therapies for neurodegenerative disease. Prana is well-funded and in a position to pursue more earnestly new treatment options for neurodegenerative diseases, the most promising being PBT434 for the treatment of Parkinsonian movement disorders. Following a deep review of our drug portfolio, compound library and commercial operations, we have turned our focus to this program, which has already completed pre-clinical development and is in the final stages of preparation for a first in-human study.

Affecting over 70,000 people in Australia and 10 million people around the world, Parkinsonian movement disorders are best known for their physical impacts, tremors, poor muscle function, and compromised movement. Other effects include severe pain, memory issues, depression and sleep loss. There is currently no known cure for this neurodegenerative condition, with all existing treatments only helping to manage the symptoms.

Prana Biotechnology’s PBT434 has demonstrated pre-clinical evidence as a novel disease-modifying therapy for the treatment of Parkinsonian movement disorders. There is animal evidence of PBT434 preventing the loss of neurons, which underlies the motor and cognitive dysfunction of these conditions. PBT434 is the first of a new generation of small molecules that was specifically designed to block the accumulation of alpha-synuclein, an abundant brain protein widely believed to be involved in the pathogenesis of Parkinson’s disease and related disorders. PBT434 also inhibits the production of damaging oxygen radicals which are toxic to normal cellular function and lead to the death of neurons.

When orally administered to rats and dogs in pre-clinical studies, PBT434 reduced alpha-synuclein in the cerebrospinal fluid, effectively positioning PBT434 as a novel disease modifying agent. Prana is in the process of preparing its pre-clinical development package for the promising PBT434, which will enable the initiation of human studies this fiscal year.

Our research collaboration with Takeda Pharmaceuticals International covers the study of PBT434’s ability to prevent the neurodegeneration of the gastrointestinal system - an important non-motor feature - often presenting early as severe disabling impairment as part of Parkinson’s disease. The partnership follows the recently publicised results that demonstrate a significant reduction of alpha-synuclein in various pre-clinical models of Parkinson’s disease.

PBT2 Update

In February 2015, we reported that the FDA had placed PBT2 on Partial Clinical Hold (PCH) based on particular non-clinical neurotoxicology findings in a dog study, which limits the dose of PBT2 and method of delivery that we can use in future trials.

A Complete Response was filed presenting strong clinical safety information and rationale to continue development into Phase 3. The FDA has maintained its PCH, with the FDA seeking information and data from additional prospective non-clinical investigations in dogs to further characterise the neurotoxicity findings in the dog study. In November 2016, we met with two regulatory authorities in Europe, the Medical and Healthcare Regulatory Agency in London and the Medicinal Products Agency in Stockholm, to discuss the steps required to initiate a Phase 3 program. As previously reported, both agencies encouraged Prana to continue with its development program in Huntington disease in view of the very large unmet need in this debilitating disease. However, similar to the FDA, both agencies recommended further non-clinical investigations to further characterise the neurotoxicity and reversibility of the neurotoxic findings in the dog study. Following the Company’s review of its development programs, further development of PBT2 will remain on hold.

Expanding our team in the USA

Prana continues to invest in the best people to advance the development of its assets for both patients and shareholders. As part of this commitment, Dr. David Stamler was appointed as Chief Medical Officer and Senior Vice President of Clinical Development. Dr. Stamler was appointed following a detailed review of Prana’s pharmaceutical assets and strategy.

5

Chairman’s letter

The team at Prana Biotechnology continue to be committed to the creation of value for shareholders by developing first-in-class treatments for neurodegenerative diseases.

Whilst there is a certain level of risk associated with the development of drugs, our library of more than 1000 molecules stands ready to support new therapies for highly prevalent diseases. We continue to believe firmly in the significance of the opportunities presented by these compounds.

Yours sincerely,

Geoffrey Kempler

Chairman and CEO

6

Review of operations and activities

Review of operations and activities

Detailed below is an update on the status of the Group’s development projects and overall operations for the year ended 30 June 2017.

This year marks the progress of Prana’s product candidate in Parkinsonian Movement Disorders, PBT434, towards first-in-human studies. PBT434 is the lead drug candidate from our second generation class of compounds within our discovery platform for the treatment of various neurological disorders. Prana’s discovery strategy is to select compounds that intercede in neurodegenerative cellular processes that lead to neuronal loss and to prevent the aggregation and/or toxic gain of function of disease specific target proteins such as Abeta, tau, alpha-synuclein and huntingtin protein. PBT434 has a binding profile distinct from that of previously developed compounds and has been shown to prevent alpha-synuclein aggregation, a protein implicated in the underlying pathology of Parkinson’s disease and ‘atypical’ parkinsonian movement disorders. As highlighted below, PBT434 has demonstrated impressive motor, behavioural and neuroprotective improvements across multiple animal models. The preparation of PBT434 for clinical development marks a significant milestone in the evolution of Prana’s discovery platform to yield novel therapeutic agents with differential activity, building Prana’s pipeline breadth and depth.

Clinical Development

The clinical program for Prana’s lead product candidate for Parkinsonian Movement Disorders, PBT434, is on track to commence by the end of the fiscal year. The comprehensive ICH compliant program of non-clinical studies including; safety pharmacology, drug interaction, toxicology and brain distribution studies has been completed. This body of work together with data on the manufacture of PBT434 and Prana’s PBT434 development plans was submitted to the United States Food and Drug Administration (FDA) in August 2017 for review. The feedback from the FDA was encouraging with no substantive obstacles to the preparation of a final regulatory dossier to support the clinical development.

The Phase 1 program includes single and multiple ascending dose administration (SAD and MAD studies) to healthy volunteers and, subject to regulatory approval, will be conducted in Australia. This first-in-human clinical program will investigate the safety and tolerability of PBT434 in healthy adult and elderly volunteers as well as determine the pharmacokinetic profile of PBT434 after single and repeated dose oral administration. Successful completion of the SAD and MAD studies will provide required information to conduct a proof-of-concept Phase 2 study in patients and planning for this new stage of development is underway.

With respect to PBT2, previously we reported that a ‘Complete Response’ to the Partial Clinical Hold (PCH) from the FDA had been submitted. The PCH is based on particular non-clinical neurotoxicology findings in a dog study. These dog findings would limit the dose of PBT2 that may be used in future trials. Our ‘Complete Response’ included a deep analysis of the dog findings and the substantive body of human clinical safety data compiled over four Phase 1 and four Phase 2 to date with PBT2, including, for example, the very good safety and tolerability profile demonstrated in the ‘IMAGINE’ Extension study in patients with mild Alzheimer’s disease over two years’ treatment. The FDA has maintained its partial hold, requesting that additional non-clinical data be generated to further characterize the specific neurotoxicity. This view has been echoed in meetings with the Swedish Medicinal Products Agency (MPA) and the United Kingdom’s Medicines and Healthcare Products Regulatory Agency (MHRA). The European agencies encouraged further clinical development of PBT2 in Huntington disease and recommended further non-clinical studies in the dog to establish the reversibility of the neurotoxicity.

Given the safety and efficacy data to date with PBT2, Prana is reviewing its options to either undertake additional non-clinical studies in the dog, development opportunities at dosing levels permitted by the FDA and/or alternative therapeutic applications of PBT2 that require shorter terms of administration.

Candidate Product Discovery and Translational Biology Programs

PBT434, the newest product candidate to emerge from our discovery group, belongs to the quinazolinone chemical class and represents a novel disease modifying treatment for Parkinsonian Movement Disorders. Key features of PBT434 were presented at the 13th International Conference for Alzheimer’s and Parkinson’s Diseases held in Vienna in March of this year. These attributes included reducing the production of damaging reactive oxygen species in neurons of the substantia nigra, the region principally affected in Parkinson’s disease, and preventing the phosphorylation of the tau protein, a biochemical change that has been associated with neurodegenerative toxicity across multiple neurological disorders.

7

Review of operations and activities

Candidate Product Discovery and Translational Biology Programs (continued)

These results, together with the important finding that PBT434 can block the formation of alpha-synuclein oligomers and aggregates, were recently published in the journal Acta Neuropathologica Communications in the paper entitled, “The novel compound PBT434 prevents iron-mediated neurodegeneration and alpha-synuclein toxicity in multiple models of Parkinson’s disease”. As announced in early July this year, the paper details the ability of PBT434 to prevent the toxic gain of function of alpha-synuclein, the brain protein which is emerging in the field as a key therapeutic target for disease intervention. Demonstration of efficacy with PBT434 in mouse models of synucleinopathies such as Parkinson’s disease and Multiple System Atrophy, tauopathies such as Progressive Supranuclear Palsy and Corticobasal Degeneration provides breadth of opportunity to develop PBT434 in number of high unmet medical indications and orphan neurological conditions.

In July this year we also announced our research collaboration with Takeda Pharmaceuticals International to investigate the ability of PBT434 to slow or prevent the early presentation of gastrointestinal disturbances that often characterizes Parkinson’s disease. This disabling non-motor feature of Parkinson’s disease greatly impacts on the quality of life of patients. It is hoped that together with the increased motor performance and cognitive improvements demonstrated with PBT434, that the drug will also be able to treat these disabling symptoms.

Follow up compounds to PBT434 are being designed from not only the quinazolinone class but from additional chemical classes to offer differentiated functional pharmacodynamic and pharmacokinetic characteristics. Key to maintaining competitive advantage in the field is the ability for continuous improvement and innovation in the discovery of novel product candidates from new chemical scaffolds that offer mechanisms of action to intercede in disease processes and innovative patentable chemical entities.

Over the last year, new compounds from fourteen chemical scaffolds were synthesized with candidates from several scaffolds undergoing mechanistic profiling ahead of testing in various animal models. Prior to testing in animal models of disease, a prospective product candidate is tested for its ability to inhibit metal mediated oxidative and nitrosative stress, given that the overproduction of reactive oxygen species and mitochondrial dysfunction characterizes many neurodegenerative conditions, including Parkinson’s disease and related disorders. A candidate is then tested for the way it interacts with metals that are in overabundance in selected brain tissues as a consequence of the neurodegenerative disease state. Then we look at the ability of a compound to prevent the aggregation and toxic gain of function of the protein tau. Currently, new screens are being designed to assess the ability of a compound to prevent alpha-synuclein aggregation and consequential oxidative stress and toxicity.

Product candidates from several of our new generation scaffolds have been assessed as suitable for progression to our Translational Biology Program on the basis of the above mechanistic profiling and pharmacokinetic assessment for good blood brain barrier penetrance and indicative solubility and bioavailability. In the Translational Biology Program this year, these new candidates will be assessed in various toxin and transgenic animal models relevant to Parkinsonian Movement Disorders to identify new product candidates to continue supporting our pipeline.

Results of operations

The Group reported a loss for the year of $7,542,076 (2016: $7,729,551). The loss is after fully expensing all research and development costs.

Other income

We had other income of $3,022,673 (2016: $4,753,697) relating to a 43.5% tax incentive rebate for eligible research and development activities.

8

Review of operations and activities

Results of operations (continued)

Research and development expenses

Our research and development expenses consist primarily of expenses for contracted research and development activities conducted by third parties on our behalf. Research and development expenses also include costs associated with the acquisition, development of patents, salaries and fees paid to employees and consultants involved in research and development activities.

Our research and development expenses (including research and development expenses paid to related parties) decreased to $5,700,339 for the year ended 30 June 2017 from $9,585,371 for the year ended 30 June 2016, a decrease of $3,885,032, or 41%. The decrease in research and development expenses in the year ended 30 June 2017 is primarily attributable to the US Food and Drug Administration’s (FDA) placement of PBT2 on partial clinical hold resulting in significantly reduced PBT2 clinical development and manufacturing related expenses.

We believe that Australian Government tax incentive scheme relating to eligible research and development activities, introduced on 1 July 2011, will continue to provide us with significant benefits in future years. Such eligible R&D activities include but are not limited to:

•	Core activities, which are experimental activities whose outcome cannot be known or determined in advance, but can only be determined by applying a systematic progression of work;

•	Core activities conducted for the purpose of generating new knowledge (including new knowledge in the form of new or improved processes and materials); or

•	Supporting activities that are directly related and designed to support the above.

Under the research and development incentive scheme, entities with an aggregated turnover for the income year of less than A$20 million will be entitled to a 43.5% refundable tax offset. In the year ended 30 June 2017, we recorded $3,022,673 as receivable with respect to funds we will receive in relation to the 2017 financial year under the research and development incentive scheme.

Financial position and capital resources

As at 30 June 2017, the Group had cash reserves of $21,884,957 (30 June 2016: $28,593,538). For the years ended 30 June 2017 and 30 June 2016, we incurred an operating loss of $7,542,076 and $7,729,551, respectively, and an operating cash outflow of $5,865,080 and $7,418,526, respectively.

Cash flows

Net cash used in operating activities was $5,865,080 and $7,418,526 during the years ended 30 June 2017 and 30 June 2016, respectively. Our payments to suppliers and employees during the years ended 30 June 2017 and 30 June 2016 were $10,766,301 and $14,055,879, respectively. The $1,553,446 decrease in net cash used in operating activities for the year ended 30 June 2017 compared to the year ended 30 June 2016 reflects decreased research and development activities which reflect the impact of the US Food and Drug Administration’s (“FDA”) placement of PBT2 on partial clinical hold in 2017. During the years ended 30 June 2017 and 30 June 2016, our payments to suppliers and employees was partially offset by interest income of $147,575 and $120,392 respectively.

9

Review of operations and activities

Risks related to our business

We are faced with uncertainties related to our research

Our research programs are based on scientific hypotheses and experimental approaches that may not lead to desired results. In addition, the timeframe for obtaining proof of principle and other results may be considerably longer than originally anticipated, or may not be possible given time, resource, financial, strategic and collaborator scientific constraints. Success in one stage of testing is not necessarily an indication that the particular program will succeed in later stages of testing and development. It is not possible to predict whether any of the candidate products designed for these programs will prove to be safe, effective, and suitable for human use. Each candidate product will require additional research and development, scale-up, formulation and extensive clinical testing in humans. Unsatisfactory results obtained from a particular study relating to a program may cause us to abandon our commitment to that program or product candidate being tested. The discovery of toxicities, lack of sufficient efficacy, unacceptable pharmacology, inability to increase scale of manufacture, market attractiveness, regulatory hurdles, competition, as well as other factors, may make our targets, lead therapies or product candidates unattractive for further development or unsuitable for human use, and we may abandon our commitment to that program, target, or product candidate.

Clinical trials are expensive and time consuming, and their outcome is uncertain

In order to obtain approvals to market a new drug product, we or our potential partners must demonstrate proof of safety and efficacy in humans. To meet these requirements, we or our potential partners will have to conduct extensive preclinical testing and “adequate and well-controlled” clinical trials. Conducting clinical trials is a lengthy, time-consuming and expensive process. The length of time may vary substantially according to the type, complexity, novelty and intended use of the product candidate, and often can be several years or more per trial. Even if we obtain positive results from preclinical or initial clinical trials, we may not achieve the same success in future trials. Clinical trials may not demonstrate statistically sufficient safety and effectiveness to obtain the requisite regulatory approvals for product candidates employing our technology. The failure of clinical trials to demonstrate safety and efficacy for a particular desired indication could harm development of that product candidate for other indications as well as other product candidates.

We expect to commence new clinical trials from time to time as our product development work continues. Any change in, or termination of, our clinical trials could materially harm our business, financial condition and results of operations.

We may experience delays in our clinical trials that could adversely affect our business and operations

We do not know whether planned clinical trials will begin on time or whether we will complete any of our clinical trials on schedule or at all. Our ability to commence and complete clinical trials may be delayed by many factors, including:

•	government or regulatory delays, including delays in obtaining approvals from applicable hospital ethics committees and internal review boards;

•	slower than expected patient enrollment;

•	our inability to manufacture sufficient quantities of our new proprietary compound or our other product candidates or matching controls;

•	unforeseen safety issues; or

•	lack of efficacy or unacceptable toxicity during the clinical trials or non-clinical studies.

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Review of operations and activities

Risks related to our business (continued)

We may experience delays in our clinical trials that could adversely affect our business and operations (continued)

Patient enrollment is a function of, among other things, the nature of the clinical trial protocol, the existence of competing protocols, the size and longevity of the target patient population, and the availability of patients who comply with the eligibility criteria for the clinical trial. Delays in planned patient enrollment may result in increased costs, delays or termination of the clinical trials. Moreover, we rely on third parties such as clinical research organizations to assist us in clinical trial management functions including; clinical trial database management, statistical analyses, site management and monitoring. Any failure by these third parties to perform under their agreements with us may cause the trials to be delayed or result in a failure to complete the trials.

If we experience delays in testing or approvals or if we need to perform more, larger or more complex clinical trials than planned, our product development costs may increase. Significant delays could adversely affect the commercial prospects of our product candidates and our business, financial condition and results of operations.

We rely on research institutions to conduct our clinical trials and we may not be able to secure and maintain research institutions to conduct our future trials

We rely on research institutions to conduct our clinical trials. Our reliance upon research institutions, including public and private hospitals and clinics, provides us with less control over the timing and cost of clinical trials, clinical study management personnel and the ability to recruit subjects. If we are unable to reach agreements with suitable research institutions on acceptable terms, or if any resulting agreement is terminated, we may be unable to secure, maintain or quickly replace the research institution with another qualified institution on acceptable terms.

We may not be able to complete the development of our product candidates or develop other pharmaceutical products

We may not be able to progress with the development of our current or any future pharmaceutical product candidates to a stage that will attract a suitable collaborative partner for the development of any current or future pharmaceutical product candidates. The projects initially specified in connection with any such collaboration and any associated funding may change or be discontinued as a result of changing interests of either the collaborator or us, and any such change may change the budget for the projects under the collaboration. Additionally, our research may not lead to the discovery of additional product candidates, and any of our current and future product candidates may not be successfully developed, prove to be safe and efficacious in clinical trials, meet applicable regulatory standards and receive regulatory approval, be capable of being produced in commercial quantities at reasonable costs, or be successfully or profitably marketed, either by us or a collaborative partner. The products we develop may not be able to penetrate the potential market for a particular therapy or indication or gain market acceptance among health care providers, patients and third-party payers. We cannot predict if or when the development of our current product candidates or any future product candidates will be completed or commercialised, whether funded by us, as part of a collaboration or through a grant.

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Review of operations and activities

Risks related to our business (continued)

We may need to prioritize the development of our most promising candidates at the expense of the development of other products

We may not be able to progress with the development of our current or any future pharmaceutical product candidates to a stage that will attract a suitable collaborative partner for the development of any current or future pharmaceutical product candidates. The projects initially specified in connection with any such collaboration and any associated funding may change or be discontinued as a result of changing interests of either the collaborator or us, and any such change may change the budget for the projects under the collaboration. Additionally, our research may not lead to the discovery of additional product candidates, and any of our current and future product candidates may not be successfully developed, prove to be safe and efficacious in clinical trials, meet applicable regulatory standards and receive regulatory approval, be capable of being produced in commercial quantities at reasonable costs, or be successfully or profitably marketed, either by us or a collaborative partner. The products we develop may not be able to penetrate the potential market for a particular therapy or indication or gain market acceptance among health care providers, patients and third-party payers. We cannot predict if or when the development of PBT2 or any future pharmaceutical product will be completed or commercialized, whether funded by us, as part of a collaboration or through a grant.

Our research and development efforts will be seriously jeopardized if we are unable to retain key personnel and cultivate key academic and scientific collaborations

Our future success depends to a large extent on the continued services of our senior management and key scientific personnel. We have entered into employment or consultancy agreements with these individuals. The loss of their services could negatively affect our business. Competition among biotechnology and pharmaceutical companies for qualified employees is intense, including competition from larger companies with greater resources, and we may not be able to continue to attract and retain qualified management, technical and scientific personnel critical to our success. Our success is highly dependent on our ability to develop and maintain important relationships with leading academic institutions and scientists who conduct research at our request or assist us in formulating our research and development strategies. These academic and scientific collaborators are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. In addition, these collaborators may have arrangements with other companies to assist such companies in developing technologies that may prove competitive to ours.

If we are unable to successfully keep pace with technological change or with the advances of our competitors, our technology and products may become obsolete or non-competitive

The biotechnology and pharmaceutical industries are subject to rapid and significant technological change. Our competitors are numerous and include major pharmaceutical companies, biotechnology firms, universities and other research institutions. These competitors may develop technologies and products that are more effective than any that we are developing, or which would render our technology and products obsolete or non-competitive. Many of these competitors have greater financial and technical resources and manufacturing and marketing capabilities than we do. In addition, many of our competitors have much more experience than we do in pre-clinical testing and human clinical trials of new or improved drugs, as well as in obtaining regulatory approvals.

We know that competitors are developing or manufacturing various technologies or products for the treatment of diseases that we have targeted for product development. Some of these competitive products use therapeutic approaches that compete directly with our product candidates. Our ability to further develop our products may be adversely affected if any of our competitors were to succeed in obtaining regulatory approval for their competitive products sooner than us.

12

Review of operations and activities

Risks related to our business (continued)

Acceptance of our products in the marketplace is uncertain, and failure to achieve market acceptance will negatively impact our business and operations

Our current or future candidate products may not achieve market acceptance even if they are approved by regulatory authorities. The degree of market acceptance of such products will depend on a number of factors, including:

•	the receipt and timing of regulatory approvals for the uses that we are studying;

•	the establishment and demonstration to the medical community of the safety, clinical efficacy or cost-effectiveness of our product candidates and their potential advantages over existing therapeutics and technologies; and

•	the pricing and reimbursement policies of governments and third-party payors.

Physicians, patients, payors or the medical community in general may be unwilling to accept, use or recommend any of our products.

We have limited large-scale manufacturing experience with our product candidates. Delays in manufacturing sufficient quantities of such materials to the required standards for pre-clinical and clinical trials may negatively impact our business and operations

We may not be able to manufacture sufficient quantities of our product candidates in a cost-effective or timely manner. Manufacturing includes the production, formulation and stability testing of an active pharmaceutical ingredient and its formulation into pharmaceutical products, such as capsules or tablets. Any delays in production would delay our pre-clinical and human clinical trials, which could adversely affect our business, financial condition and operations.

We may be required to enter into contracting arrangements with third parties to manufacture our product candidates for large-scale, pre-clinical and/or clinical trials. We may not be able to make the transition from laboratory-scale to development-scale or from development-scale to commercial production. We may need to develop additional manufacturing resources, enter into collaborative arrangements with other parties who have established manufacturing capabilities, or have third parties manufacture our products on a contract basis. We may not have access on acceptable terms to the necessary and substantial financing that would be required to scale-up production and develop effective commercial manufacturing processes and technologies. We may not be able to enter into collaborative or contracting arrangements on acceptable terms with parties that will meet our requirements for quality, quantity and timeliness.

We expect that we will be required to design and develop new synthetic pathways and formulations for most, if not all, of the product candidates that we currently intend to develop or may develop in the future. We cannot predict the success of such efforts, the purity of the products that may be obtained or the nature of the impurities that may result from such efforts. If we are not able to obtain a suitable formulation or an acceptable purity for any product candidate or an acceptable product specification, pre-clinical and clinical trials would be delayed, which could adversely affect the priority of the development of our product candidates, our business, financial condition and results of operations. We also cannot guarantee that the active pharmaceutical ingredient will be suitable for high throughput encapsulation to produce drug products. This may adversely impact the cost of goods or feasibility of market scale manufacture.

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Review of operations and activities

Risks related to our business (continued)

We have limited large-scale manufacturing experience with our product candidates. Delays in manufacturing sufficient quantities of such materials to the required standards for pre-clinical and clinical trials may negatively impact our business and operations (continued)

Previously, we have relied on a single manufacturer to develop Good Manufacturing Practice (‘GMP’), synthetic processes for our lead compounds. From 2008, our product candidate for Huntington and Alzheimer’s disease, PBT2, was manufactured by Dr. Reddy’s Laboratories Limited, based in Hyderabad, India. In 2016, we commenced technology transfer of the synthetic process for PBT2 drug substance to Orgapharm S.A.S. based in Pithiviers, France to facilitate potential process improvements and to establish a second GMP manufacturer of PBT2 drug substance. Patheon Inc., has manufactured encapsulated drug product from PBT2 drug substance produced by Dr Reddy’s and placebos via high speed encapsulation. In 2014, Dr Reddy’s manufactured the product candidate PBT434 drug substance to service the prospective Phase 1 program for PBT434, our lead product candidate for Parkinsonian movement disorders.

In 2015 we appointed the Institute for Drug Technology, Boronia, Australia to undertake development work for the encapsulation of PBT434 drug substance and placebo. In 2017, Pharmaceutical Packaging Professionals (PPP) Pty Limited, Port Melbourne, Australia was appointed to undertake the GMP product manufacture and packaging of PBT434 to provide the Phase 1 program. This campaign does not require high-speed encapsulation.

We could incur significant costs and delays if drug substance manufacturers of our product candidates are not suitable or technically capable of producing the product candidate drug substance to our specifications, or in sufficient quantity, if we are unable to promptly find a replacement for our current drug product manufacturer.

The failure to establish sales, marketing and distribution capability would materially impair our ability to successfully market and sell our pharmaceutical products

We currently have no experience in marketing, sales or distribution of pharmaceutical products. If we develop any commercially marketable pharmaceutical products and decide to perform our own sales and marketing activities, we will require additional management, will need to hire sales and marketing personnel and will require additional capital. Qualified personnel may not be available in adequate numbers or at a reasonable cost. Further, our sales staff may not achieve success in their marketing efforts. Alternatively, we may be required to enter into marketing arrangements with other parties who have established appropriate marketing, sales and distribution capabilities. We may not be able to enter into marketing arrangements with any marketing partner, or if such arrangements are established, our marketing partners may not be able to commercialize our products successfully. Other companies offering similar or substitute products may have well-established and well-funded marketing and sales operations in place that will allow them to market their products more successfully. Failure to establish sufficient marketing capabilities would materially impair our ability to successfully market and sell our pharmaceutical products.

If healthcare insurers and other organizations do not pay for our products, or impose limits on reimbursement, our future business may suffer

The testing, marketing and sale of human health care products also entails an inherent risk of product liability. We may incur substantial liabilities or be required to limit development or commercialization of our products if we cannot successfully defend ourselves against product liability claims. We have historically obtained no fault compensation insurance for our clinical trials and intend to obtain similar coverage for future clinical trials. Such coverage may not be available in the future on acceptable terms, or at all. This may result in our inability to pursue further clinical trials or to obtain adequate protection in the event of a successful claim. We may not be able to obtain product liability insurance in the event of the commercialization of a product or such insurance may not be available on commercially reasonable terms. Even if we have adequate insurance coverage, product liability claims or recalls could result in negative publicity or force us to devote significant time, attention and financial resources to those matters.

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Review of operations and activities

Risks related to our business (continued)

If healthcare insurers and other organizations do not pay for our products, or impose limits on reimbursement, our future business may suffer (continued)

Our ability to commercially exploit our products successfully will depend in part on the extent to which reimbursement for the cost of our products and related treatment will be available from government health administration authorities, private health coverage insurers and other organizations. Third-party payors, such as government and private health insurers, are increasingly challenging the price of medical products and services. Uncertainty exists as to the reimbursement status of newly approved health care products and in foreign markets, including the United States. If third-party coverage is not available to patients for any of the products we develop, alone or with collaborators, the market acceptance of these products may be reduced, which may adversely affect our future revenues and profitability. In addition, cost containment legislation and reductions in government insurance programs may result in lower prices for our products and could materially adversely affect our ability to operate profitably.

We may be exposed to product liability claims, which could harm our business

The drugs we hope to develop may be rejected by the marketplace due to many factors, including cost. The continuing efforts of governments, insurance companies, health maintenance organizations and other payors of healthcare costs to contain or reduce healthcare costs may affect our future revenues and profitability and those of our potential customers, suppliers and collaborative partners, as well as the availability of capital. In Australia and certain foreign markets, the pricing or profitability of prescription pharmaceuticals is already subject to government control. We expect initiatives for similar government control at both the state and federal level to continue in the United States and elsewhere. The adoption of any such legislative or regulatory proposals could adversely affect our business and prospects.

Breaches of network or information technology security, natural disasters or terrorist attacks could have an adverse effect on our business

Cyber-attacks or other breaches of network or information technology (IT) security, natural disasters, terrorist acts or acts of war may cause equipment failures or disrupt our research and development operations. In particular, both unsuccessful and successful cyber-attacks on companies have increased in frequency, scope and potential harm in recent years. Such an event may result in our inability, or the inability of our partners, to operate the research and development facilities, which even if the event is for a limited period of time, may result in significant expenses and/or significant damage to our experiments and trials. While we maintain insurance coverage for some of these events, the potential liabilities associated with these events could exceed the insurance coverage we maintain. In addition, a failure to protect employee confidential data against breaches of network or IT security could result in damage to our reputation. Any of these occurrences could adversely affect our results of operations and financial condition.

We have been subject, and will likely continue to be subject, to attempts to breach the security of our networks and IT infrastructure through cyber-attack, malware, computer viruses and other means of unauthorized access. However, to date, we have not been subject to cyber-attacks or other cyber incidents which, individually or in the aggregate, resulted in a material impact to our operations or financial condition.

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Review of operations and activities

Risks related to our business (continued)

We expect to expand our drug development, regulatory and business development capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations

We expect to experience significant growth in the number of our employees and consultants and the scope of our operations, particularly in the areas of drug development, regulatory affairs and business development. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations, and have a materially adverse effect on our business.

Risks related to government regulation

If we do not obtain the necessary governmental approvals, we will be unable to commercialize our pharmaceutical products

Our ongoing research and development activities are, and the production and marketing of our pharmaceutical product candidates derived from such activities will be, subject to regulation by numerous international regulatory authorities. Prior to marketing, any therapeutic product developed must undergo rigorous pre-clinical testing and clinical trials and, to the extent that any of our pharmaceutical products under development are marketed abroad, by the relevant international regulatory authorities. For example, in Australia, principally the Therapeutics Goods Administration, or TGA; the Food and Drug Administration, or FDA, in the United States; the Medicines and Healthcare Products Regulatory Agency, or MHRA, in the United Kingdom; the Medical Products Agency, or MPA, in Sweden; and the European Medicines Agency, or EMA. These processes can take many years and require the expenditure of substantial resources. Governmental authorities may not grant regulatory approval due to matters arising from pre-clinical animal toxicology, safety pharmacology, drug formulation and purity, clinical side effects or patient risk profiles, or medical contraindications.

In February 2015, the FDA placed PBT2 on Partial Clinical Hold due to particular non-clinical neurotoxicology findings in a dog study. These dog findings limit the dose of PBT2 that we can use in future trials. We may be unsuccessful in lifting this Partial Clinical Hold or be required to undertake further development work that adversely impact the timing of commercialization of PBT2. Similarly, we may be delayed or prevented from obtaining regulatory approvals for PBT2 to conduct clinical trials by other competent regulatory authorities based on concerns with pre-clinical or clinical safety or clinical trial design.

Failure or delay in obtaining regulatory approvals would adversely affect the development and commercialization of our pharmaceutical product candidates. We may not be able to obtain the clearances and approvals necessary for clinical testing or for manufacturing and marketing our pharmaceutical product candidates.

We will not be able to commercialize any current or future product candidates if we fail to adequately demonstrate their safety, efficacy and superiority over existing therapies

Before obtaining regulatory approvals for the commercial sale of any of our pharmaceutical products, we must demonstrate through pre-clinical testing and clinical studies that our product candidates are safe and effective for use in humans for each target indication. Results from early clinical trials may not be predictive of results obtained in large-scale, later-stage clinical testing. Even though a candidate product shows promising results in clinical trials, regulatory authorities may not grant the necessary approvals without sufficient safety and efficacy data.

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Review of operations and activities

Risks related to government regulation (continued)

We will not be able to commercialize any current or future product candidates if we fail to adequately demonstrate their safety, efficacy and superiority over existing therapies (continued)

We may not be able to undertake further clinical trials of our current and future product candidates as therapies for Alzheimer’s disease, Huntington disease, Parkinsonian movement disorders or other indications or to demonstrate the safety and efficacy or superiority of any of these product candidates over existing therapies or other therapies under development, or enter into any collaborative arrangement to commercialize our current or future product candidates on terms acceptable to us, or at all. Clinical trial results that show insufficient safety and efficacy could adversely affect our business, financial condition and results of operations.

Positive results in previous clinical trials of product candidates may not be replicated in future clinical trials, which could result in development delays or a failure to obtain marketing approval

Positive results in previous clinical trials of a product candidate may not be predictive of similar results in future clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in late-stage clinical trials even after achieving promising results in early-stage development. Accordingly, the results from the completed pre-clinical studies and clinical trials for PBT2 may not be predictive of the results we may obtain in later stage trials. Our clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials. Moreover, clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in pre-clinical studies and clinical trials have nonetheless failed to obtain FDA or EMA approval for their products.

Even if approved, any product candidates that we or our subsidiaries may develop and market may be later withdrawn from the market or subject to promotional limitations

We may not be able to obtain the labeling claims necessary or desirable for the promotion of our product candidates if approved. We may also be required to undertake post-marketing clinical trials. If the results of such post-marketing studies are not satisfactory or if adverse events or other safety issues arise after approval, the FDA or a comparable regulatory agency in another country may withdraw marketing authorization or may condition continued marketing on commitments from us or our subsidiaries that may be expensive or time consuming to complete. In addition, if we or others identify adverse side effects after any of our products are on the market, or if manufacturing problems occur, regulatory approval may be withdrawn and reformulation of our or our subsidiaries’ products, additional clinical trials, changes in labeling of our or our subsidiaries’ products and additional marketing applications may be required. Any reformulation or labeling changes may limit the marketability of such products if approved.

Healthcare reform measures and other statutory or regulatory changes could adversely affect our business

In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the healthcare system in ways that could impact our business. For example, the Patient Protection and Affordable Care Act and the Health Care and Education Affordability Reconciliation Act of 2010 (collectively, the “ACA”), enacted in March 2010, substantially changes the way healthcare is financed by both governmental and private insurers, and significantly impacts the pharmaceutical industry. With regard to pharmaceutical products, among other things, the ACA is expected to expand and increase industry rebates for drugs covered under Medicaid programs and make changes to the coverage requirements under the Medicare D program.

If we obtain FDA approval for any of our product candidates and begin commercializing those products in the United States, our operations may be directly or indirectly through our customers, subject to various federal and state fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute, the federal False Claims Act, and physician sunshine laws and regulations.

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Review of operations and activities

Risks related to government regulation (continued)

Healthcare reform measures and other statutory or regulatory changes could adversely affect our business (continued)

The pharmaceutical and biotechnology industries are subject to extensive regulation, and from time to time legislative bodies and governmental agencies consider changes to such regulations that could have significant impact on industry participants. For example, in light of certain highly-publicized safety issues regarding certain drugs that had received marketing approval, the U.S. Congress has considered various proposals regarding drug safety, including some which would require additional safety studies and monitoring and could make drug development costlier. Additional legislation or regulation, if any, relating to safety or other aspects of drug development may be enacted in the future, which could have an adverse effect on our business.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act

Our business operations may be subject to anti-corruption laws and regulations, including restrictions imposed by the U.S. Foreign Corrupt Practices Act (the “FCPA”). The FCPA and similar anti-corruption laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. We cannot provide assurance that our internal controls and procedures will always protect us from criminal acts committed by our employees or third parties with whom we work. If we are found to be liable for violations of the FCPA or similar anti-corruption laws in international jurisdictions, either due to our own acts or out of inadvertence, or due to the acts or inadvertence of others, we could suffer from criminal or civil penalties which could have a material and adverse effect on our results of operations, financial condition and cash flows.

Risks related to intellectual property

Our success depends upon our ability to protect our intellectual property and our proprietary technology, to operate without infringing the proprietary rights of third parties and to obtain marketing exclusivity for our products and technologies

Any future success will depend in large part on whether we can:

•	obtain and maintain patents to protect our own product candidates and technologies;

•	obtain orphan designation for our product candidates and technologies;

•	obtain licenses to the patented technologies of third parties;

•	operate without infringing on the proprietary rights of third parties; and

•	protect our trade secrets, know-how and other confidential information.

Patent matters in biotechnology are highly uncertain and involve complex legal and factual questions. Accordingly, the availability and breadth of claims allowed in biotechnology and pharmaceutical patents cannot be predicted. Any of the pending or future patent applications filed by us or on our behalf may not be approved, we may not develop additional proprietary products or processes that are patentable, or we may not be able to license any other patentable products or processes.

Our products may be eligible for orphan designation for particular therapeutic indications that are of relatively low prevalence and for which there is no effective treatment. Orphan drug designation affords market exclusivity post marketing authorization for a product for a specified therapeutic utility. The period of orphan protection is dependent on jurisdiction, for example, seven years in the United States and ten years in Europe. The opportunity to gain orphan drug designation depends on a variety of requirements specific to each marketing jurisdiction and can include; a showing of improved benefit relative to marketed products, that the mechanism of action of the product would provide plausible benefit and the nature of the unmet medical need within a therapeutic indication. It is uncertain if our products will be able to obtain orphan drug designation for the appropriate indications and in the jurisdictions sought.

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Review of operations and activities

Risks related to intellectual property (continued)

Our success depends upon our ability to protect our intellectual property and our proprietary technology, to operate without infringing the proprietary rights of third parties and to obtain marketing exclusivity for our products and technologies (continued)

There is a risk that the U.S. Congress, for example, could amend laws to significantly shorten the exclusivity period. Once any regulatory period of exclusivity expires, depending on the status of our patent coverage and the nature of the product, we may not be able to prevent others from marketing products that are biosimilar to or interchangeable with our products, which would materially adversely affect us.

Our commercial success will also depend, in part, on our ability to avoid infringement of patents issued to others. If a court determines that we were infringing any third party patents, we could be required to pay damages, alter our products or processes, obtain licenses or cease certain activities. Licenses required under patents held by third parties may not be made available on terms acceptable to us or at all. To the extent that we are unable to obtain such licenses, we could be foreclosed from the development, export, manufacture or commercialization of the product requiring such license or encounter delays in product introductions while we attempt to design around such patents, and any of these circumstances could adversely affect our business, financial condition and results of operations.

We may have to resort to litigation to enforce any patents issued or licensed to us or to determine the scope and validity of third party proprietary rights. We may have to defend the validity of our patents in order to protect or enforce our rights against a third party. Third parties may in the future assert against us infringement claims or claims that we have infringed a patent, copyright, trademark or other proprietary right belonging to them. Any infringement claim, even if not meritorious, could result in the expenditure of significant financial and managerial resources and could negatively affect our profitability. While defending our patents, the scope of the claim may be reduced in breadth and inventorship of the claimed subject matter, and proprietary interests in the claimed subject matter may be altered or reduced. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Any such litigation, regardless of outcome, could be expensive and time consuming, and adverse determinations in any such proceedings could prevent us from developing, manufacturing or commercializing our products and could adversely affect our business, financial condition and results of operations.

The patents for our product candidates have varying expiration dates and, if these patents expire, we may be subject to increased competition and we may not be able to recover our development costs or market any of our approved products profitably. In some of the larger potential market territories, such as the United States and Europe, patent term extension or restoration may be available to compensate for time taken during aspects of the product’s development and regulatory review or by procedural delays before the relevant patent office. However, such an extension may not be granted, or if granted, the applicable time period or the scope of patent protection afforded during any extension period may not be sufficient. In addition, even though some regulatory authorities may provide some other exclusivity for a product under their own laws and regulations, we may not be able to qualify the product or obtain the exclusive time period. If we are unable to obtain patent term extension/restoration or some other exclusivity, we could be subject to increased competition and our opportunity to establish or maintain product revenue could be substantially reduced or eliminated. Furthermore, we may not have sufficient time to recover our development costs prior to the expiration of our U.S. and non-U.S. patents.

We may face difficulties in certain jurisdictions in protecting our intellectual property rights, which may diminish the value of our intellectual property rights in those jurisdictions

The laws of some jurisdictions do not protect intellectual property rights to the same extent as the laws in the United States and the European Union, and many companies have encountered significant difficulties in protecting and defending such rights in such jurisdictions. If we or our collaboration partners encounter difficulties in protecting, or are otherwise precluded from effectively protecting, the intellectual property rights important for our business in such jurisdictions, the value of these rights may be diminished and we may face additional competition from others in those jurisdictions.

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Review of operations and activities

Risks related to intellectual property (continued)

We may face difficulties in certain jurisdictions in protecting our intellectual property rights, which may diminish the value of our intellectual property rights in those jurisdictions (continued)

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors is forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired and our business, financial condition and results of operations may be adversely affected.

Intellectual property rights do not address all potential threats to our competitive advantage

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:

•	Others may be able to make products that are similar to ours but that are not covered by the claims of the patents that we own.

•	Others may independently develop similar or alternative technologies or otherwise circumvent any of our technologies without infringing our intellectual property rights.

•	We or any of our collaboration partners might not have been the first to conceive and reduce to practice the inventions covered by the patents or patent applications that we own, license or will own or license.

•	We or any of our collaboration partners might not have been the first to file patent applications covering certain of the patents or patent applications that we or they own or have obtained a license, or will own or will have obtained a license.

•	It is possible that our pending patent applications will not lead to issued patents.

•	Issued patents that we own may not provide us with any competitive advantage, or may be held invalid or unenforceable, as a result of legal challenges by our competitors.

•	Our competitors might conduct research and development activities in countries where we do not have patent rights, or in countries where research and development safe harbor laws exist, and then use the information learned from such activities to develop competitive products for sale in our major commercial markets.

•	The patents of third parties or pending or future applications of third parties, if issued, may have an adverse effect on our business.

•	Compulsory licensing provisions of certain governments to patented technologies that are deemed necessary for the government to access.

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Review of operations and activities

Risks related to intellectual property (continued)

Changes in patent laws or patent jurisprudence could diminish the value of patents in general, thereby impairing our ability to protect our products or product candidates.

As is the case with other pharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the pharmaceutical industry involves both technological complexity and legal complexity. Therefore, obtaining and enforcing pharmaceutical patents is costly, time-consuming and inherently uncertain. In addition, the America Invents Act was recently enacted in the United States, resulting in significant changes to the U.S. patent system. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the U.S. Patent and Trademark Office, or USPTO, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. Similarly, the complexity and uncertainty of European patent laws has also increased in recent years. In addition, the European patent system is relatively stringent with regard to the type of amendments that are allowed during prosecution. These changes could limit our ability to obtain new patents in the future that may be important for our business

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and protect other proprietary information

We consider proprietary trade secrets and/or confidential know-how and unpatented know-how to be important to our business. We may rely on trade secrets and/or confidential know-how to protect our technology, especially where patent protection is believed by us to be of limited value. However, trade secrets and/or confidential know-how can be difficult to maintain as confidential.

To protect this type of information against disclosure or appropriation by competitors, our policy is to require our employees, consultants, contractors and advisors to enter into confidentiality agreements with us. However, current or former employees, consultants, contractors and advisers may unintentionally or willfully disclose our confidential information to competitors, and confidentiality agreements may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Enforcing a claim that a third-party obtained illegally and is using trade secrets and/or confidential know-how is expensive, time consuming and unpredictable. The enforceability of confidentiality agreements may vary from jurisdiction to jurisdiction.

Failure to obtain or maintain trade secrets and/or confidential know-how trade protection could adversely affect our competitive position. Moreover, our competitors may independently develop substantially equivalent proprietary information and may even apply for patent protection in respect of the same. If successful in obtaining such patent protection, our competitors could limit our use of our trade secrets and/or confidential know-how.

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Review of operations and activities

Risks related to our securities

Our stock price may be volatile and the U.S. trading market for our ADSs is limited

The market price for our securities, like that of the securities of other pharmaceutical and biotechnology companies, has fluctuated substantially and may continue to be highly volatile in the future. On March 4, 2016, our Board of Directors resolved to change the ratio of our Ordinary Shares to ADSs from one (1) ADS representing 10 Ordinary Shares to 1 ADS representing 60 Ordinary Shares, which was effective March 24, 2016. During the last two fiscal years ended 30 June 2017 and subsequently until 31 August 2017, the market price for our ordinary shares on the ASX has ranged from as low as A$0.042 to a high of A$0.175 and the market price of our ADSs on the NASDAQ Capital Market, after giving effect to the implementation of the reverse ratio, has ranged from as low as U.S.$1.52 to a high of U.S.$7.68. The market price for our securities has been affected by both broad market developments and announcements relating to actual or potential developments concerning products under development. We believe that the following factors, in addition to other risk factors described above and elsewhere in this annual report, will continue to significantly affect the market price of our ordinary shares:

•	the results of pre-clinical testing and clinical trials by us and our competitors;

•	developments concerning research and development, manufacturing, and marketing alliances or collaborations by us and our competitors;

•	announcements of technological innovations or new commercial products by us and our competitors;

•	determinations regarding our patent applications, patents and those of others;

•	publicity regarding actual or potential results relating to medicinal products under development by us and our competitors;

•	proposed governmental regulations and developments in Australia, the U.S. and elsewhere;

•	litigation;

•	economic and other external factors; and

•	period-to-period fluctuations in our operating results.

In addition, stock markets have experienced extreme price and volume fluctuations. These fluctuations have especially affected the stock market price of many high technology and healthcare related companies, including pharmaceutical and biotechnology companies, and, in many cases, are unrelated to the operating performance of the particular companies. Market fluctuations, as well as general political and economic conditions, such as a recession, interest rate or currency rate fluctuations, could adversely affect the market price of our securities.

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Review of operations and activities

Risks related to our securities (continued)

Ownership interest in our company may be diluted as a result of additional financings

We may seek to raise funds from time to time in public or private issuances of equity, and such financings may take place in the near future or over the longer term. In May 2011, we registered U.S.$50,000,000 of securities for public sale pursuant to our registration statement on Form F-3. In July 2011, we issued a prospectus under such registration statement providing for the sale of up to 50 million ordinary shares represented by 5 million ADSs pursuant to an “At-The-Market” facility. In August 2013 we issued a prospectus providing for the sale of up to U.S.$47,184,000 of our ordinary shares under an amended “At-The-Market” facility. On November 26, 2014, we entered into Amendment No. 2 to our At-The-Market Issuance Sales Agreement, to continue the at-the-market equity program under which we may from time to time sell up to an additional aggregate of $50,000,000 of our ordinary shares represented by ADSs. In October 2016 we issued a prospectus supplement providing for the sale of up to US$16,198,225 of our ordinary shares under an amended “At-The-Market” facility. On 13 October 2016, we entered into an “At-The-Market” Issuance Sales Agreement, under which we may from time to time sell up to an additional aggregate of US$44,460,787 of our ordinary shares represented by ADSs. From November 26, 2014 until June 30, 2015 we sold A$7.1 million of additional ordinary shares under this program. We made no sales under this facility during the years ended 30 June 2016 and 30 June 2017 and as 31 August 2017, none of our ordinary shares were sold under this facility. Since the inception of our At-The-Market” facility in 2011 and through 30 June 2017 we sold an aggregate of 167,113,270 ordinary shares under this facility and raised a total of A$46.5 million (US$42.5 million) in gross proceeds.

Without shareholder approval, we may not issue more than 25% of our outstanding ordinary shares in any twelve-month period other than by a pro rata rights offering or a share purchase plan offer (of shares with a value at the issue price of up to A$15,000 per shareholder to a maximum of 30% of our outstanding shares) in each case to the then existing shareholders in accordance with the listing rules of the ASX. Sales of our ADSs offered through our “At-The-Market” facility and future equity offerings may result in substantial dilution to the interests of our current shareholders. The sale of a substantial number of securities to investors, or anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales.

There is a substantial risk that we are a passive foreign investment company, or PFIC, which will subject our U.S. investors to adverse tax rules

Holders of our ADSs who are U.S. residents face income tax risks. There is a substantial risk that we are passive foreign investment company, commonly referred to as a PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ADSs and would likely cause a reduction in the value of such ADSs. For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset that produces passive income. As a result of our substantial cash position and the decline in the value of our stock, we believe that we became a PFIC during the taxable year ended June 30, 2005, and once again qualified as a PFIC during each of the following fiscal years. We believe that we once again will be classified as a PFIC for the taxable year ended 30 June 2017. Highly complex rules will apply to U.S. holders owning ADSs. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

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Risks related to our securities (continued)

We do not anticipate paying dividends on our ordinary shares

We have never declared or paid cash dividends on our ordinary shares and do not expect to do so in the foreseeable future. The declaration of dividends is subject to the discretion of our Board of Directors and will depend on various factors, including our operating results, financial condition, future prospects and any other factors deemed relevant by our board of directors. You should not rely on an investment in our company if you require dividend income from your investment in our company. The success of your investment will likely depend entirely upon any future appreciation of the market price of our ordinary shares, which is uncertain and unpredictable. There is no guarantee that our ordinary shares will appreciate in value or even maintain the price at which you purchased your ordinary shares.

Currency fluctuations may adversely affect the price of our ordinary shares

Our ordinary shares are quoted in Australian dollars on the ASX and our ADSs trade on the NASDAQ Capital Market in U.S. dollars. Movements in the Australian dollar/U.S. dollar exchange rate may adversely affect the U.S. dollar price of our ordinary shares. In the past year, the Australian dollar has generally appreciated against the U.S. dollar. Any continuation of this trend may negatively affect the U.S. dollar price of our ordinary shares, even if the price of our ordinary shares in Australian dollars decreases or remains unchanged. However, this trend may not continue and may be reversed. If the Australian dollar strengthens against the U.S. dollar, the U.S. dollar price of the ordinary shares could increase, even if the price of our ordinary shares in Australian dollars decreases or remains unchanged.

Risks related to our compliance with Sarbanes-Oxley

We may fail to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which could adversely affect our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares and ADSs

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. To comply with this statute, we are required to document and test our internal control over financial reporting. Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, governing internal control and procedures for financial reporting, have resulted in increased general and administrative expenses and a diversion of management time and attention, and we expect these efforts to require the continued commitment of significant resources. We may identify material weaknesses or significant deficiencies in our assessments of our internal control over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigations or sanctions by regulatory authorities and could adversely affect our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares and ADSs.

Material weaknesses in our disclosure controls and procedures could negatively affect shareholder and customer confidence

Under Sarbanes-Oxley, we are required to assess the effectiveness of our disclosure controls and procedures (as defined in Sarbanes-Oxley) on an annual basis. If we were to conclude that our disclosure controls and procedures were ineffective, shareholder and customer confidence could be negatively affected, which could have a material adverse impact on the market price of our ADSs.

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Intellectual property report

Intellectual property report

Intellectual property developments

Over the last year Prana has filed new patents in international jurisdictions. These patents are principally directed to new chemical composition of matter claims. With the majority of patents covering our product candidates - PBT2, PBT434 and PBT519 now Granted, the company has aggressively pursued new intellectual property.

Prana therefore continues to work towards the discovery of new chemical entities that may be effective drugs for neurodegenerative diseases, with the objective of filing new patents according to those developments. All new IP is thoroughly searched, analysed and drafted with the objective of satisfying the legal requirements of IP offices in the major jurisdictions, particularly the USA.

Over the last year, Prana chemists have synthesized a large number of different compounds from different chemical classes, with many compounds displaying compelling results in our biological assays. These assays themselves are continually tested and evolve to reflect the latest technology available to our scientists. In some situations, the assays themselves are new and valuable IP, however our focus is upon the protection of the chemical targets themselves. The majority of efforts by the IP team have been devoted to developing and analyzing these new candidates and assays, in view of further patent applications, as successful results allow.

A total of seven national phase patent case families protect Prana’s core technology. The first case is directed to the 8-hydroxyquinoline chemical class which covers PBT2 and other lead 8-hydroxyquinoline compounds. Another five cases are directed to several ‘Follow Up’ or next generation chemical classes, which comprise scaffolds that are an alternative to the 8-hydroxyquinoline chemical scaffold. In the past 12 months a PCT patent case has been converted from the International stage of development to ‘National phase’ - with 12 major countries selected in April 2017, including China, Europe, Japan and the USA. The majority of these patent cases include claims to compositions of matter and the uses of these compounds in numerous neurological disorders. Notably these cases include composition of matter claims to Prana’s product candidates for Parkinson’s disease/movement disorders and brain cancer. Also in the last 12 months, a case has transitioned from a Provisional application to new PCT patent application, directed to a new use for PBT2 that is not a neurodegenerative disease.

All seven cases have made further successful progress in their examination through the major international patent offices. In particular:

(i)       In September 2016 a case entitled ‘Compounds for Therapy and Diagnosis’ proceeded to Grant in Canada. This case includes composition of matter claims to novel metallocomplex compounds that are designed to treat Alzheimer’s disease by binding to the metal binding site of Abeta in the brain. The case also covers the use of these metallocomplexes as imaging agents for Alzheimer’s disease.

(ii)       In November 2016, Prana received Notice of Grant from the European Patent Office in relation to the patent family entitled ‘Quinazolinone compounds’, which covers selected novel chemical drug candidates related to PBT434.

(iii)       In January 2017 an Australian provisional patent application entitled ‘Processes for the preparation of an 8-Hydroxyquinoline derivative’ has been re-filed to cover alternative synthetic routes to selected 8-Hydroxyquinolines.

(iv)       In March 2017 Prana re-filed two Australian provisional patent applications directed to novel methods of synthesising compounds including the candidate PBT434 and compounds of similar structure. These patents are titled ‘A method of the production of 2-substituted-3H-quinazolin-4-ones-I and ‘A method of the production of 2-substituted-3H-quinazolin-4-ones-II’.

(v)       In May 2017, Prana entered National Phase of a PCT application directed to 4H-Pyrido(1,2-a) Pyrimidin-4-one compounds, which are novel compounds for the treatment of neurodegenerative diseases.

(vi)       In June 2017, a PCT patent application entitled Method of Treating Immunoglobulin Light Chain Amyloidosis was filed. This case covers the use of a known compound for the treatment of cardiac toxicity associated with light chain amyloidosis.

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Intellectual property report

Patent prosecution update

Patent	Status	Invention
“Beta amyloid peptide inhibitors” Filed: July 21, 2000 Applicant: Biomolecular Research Institute and University of Melbourne Assigned to Prana Biotechnology Limited	Patents have been granted in the USA, Canada and Australia.	The invention encompasses claims to specific classes of metallocomplex agents capable of inhibiting binding of specified metal ions to the N-terminus of beta-amyloid and the use of these agents in the treatment of amyloid related conditions including Alzheimer’s Disease.
“Neurotoxic Oligomers” Filed: June 28, 2000 Applicants: Prana Biotechnology Limited and The General Hospital Corporation	Patents have been Granted in Australia, New Zealand, Canada, China and the USA (2). A case has been Granted in Europe and has been validated in separate countries.	The invention is directed to an immunotherapy strategy using or targeting tyrosine cross-linked protein aggregates. The approach may be used in the treatment of Alzheimer’s Disease and other amyloid related conditions.
“8-Hydroxyquinoline Derivatives” Filed: July 16, 2003 Applicant: Prana Biotechnology Limited	Patents in Europe, the USA, New Zealand, Canada, Japan, Russia, Singapore, South Korea, Australia, Israel, China, Mexico and South Africa have been Granted. A patent in Hong Kong has been registered. Applications in India and Brazil are under examination.	The invention is directed to chemical scaffolds of the 8-Hydroxyquinoline class and their utility in the treatment of neurological conditions.
“Neurologically-Active Compounds” Filed: October 3 , 2003 Applicant: Prana Biotechnology Limited	Patents in the USA, New Zealand, Canada, Japan, Mexico, India, Australia, China, South Korea, Japan, Israel, South Africa and Singapore have been Granted. A case has been Granted in Europe and has been validated in separate countries. A patent in Hong Kong has been registered.	The invention is directed to alternative chemical structures and their utility in the treatment of neurological conditions.
“Neurologically- Active Compounds” Filed: April 1, 2005 Applicant: Prana Biotechnology Limited	Patents have been Granted in Singapore, Japan, Mexico, Russia, Australia, the USA, China, Canada, Europe, India, Sth Korea, Israel, New Zealand and South Africa. A case has been Granted in Europe and has been validated in separate countries. An application in Brazil is with ANVISA for review. A patent in Hong Kong has been registered.	The invention is directed to ‘F4’ chemical structures and their utility in the treatment of neurological conditions and includes Parkinson’s Disease lead compounds.
“Use of Clioquinol for the treatment of Alzheimer’s Disease” Filed: February 13, 1998 Applicant: Prana Biotechnology Limited	A Patent has been Granted in the USA.	This invention is directed to the use of clioquinol for the treatment of Alzheimer’s Disease.
“Pharmaceutical compositions of Clioquinol with B12 for therapeutic use” Filed: February 13, 1998 Applicant: Prana Biotechnology Limited.	A patent has been Granted in the USA.	This invention is directed to clioquinol pharmaceutical compositions comprising B12.
“Use of Clioquinol for the treatment of Parkinson’s Disease” Filed: February 13, 1998 Applicant: Prana Biotechnology Limited.	A patent has been Granted in the USA.	This invention is directed to the use of clioquinol for the treatment of Parkinson’s Disease.

26

Intellectual property report

Patent prosecution update (continued)

Patent	Status	Invention
“Method of treatment and prophylaxis and agents useful for same” Filed: April 13, 2007 Applicant: Prana Biotechnology Limited	Patents have been Granted in Australia, Singapore, South Africa, Canada, Japan, Israel, China and New Zealand and the USA. A case has been Granted in Europe and has been validated in separate countries. An application is under examination in Brazil.	This invention was originally filed to claim the use of compounds for the treatment of Age related Macular Degeneration.
“A method of prophylaxis or treatment and agents for same”. Filed: June 22, 2007 Applicant: Prana Biotechnology Limited	A patent has been Granted in the USA, China, Australia, Canada and Japan. A case has been Granted in Europe and has been validated in separate countries.	This invention is directed to novel compounds and compounds for treating certain brain cancers.
“4H-Pyrido(1,2-a) Pyrimidin-4-one compounds” Filed: 2 December 2014 (prov) Applicant: Prana Biotechnology Limited	PCT National phase patent applications has been filed in Australia, Brazil, Canada, China, EA, EU, India, Japan, Malaysia, NZ, Korea and the USA.	This invention is directed to novel compounds for the treatment of neurodegenerative diseases.
“Compounds for therapy and diagnosis” Filed: December 5, 2008 Applicant: Prana Biotechnology Limited	Patents have been Granted in New Zealand, Japan, USA, Canada, Europe and Australia.	This invention is directed to anti-amyloid angular metallocomplex compounds for the treatment of Alzheimer’s Disease.
“Processes for the preparation of 8-Hydroxy quinoline Derivatives” Filed: 4 January 2017 Applicant: Prana Biotechnology Limited	An Australian provisional application has been refiled.	This invention is directed to synthetic routes for 8-Hydroxyquinoline Derivatives.
“Quinazolinone compounds” Filed: 24 December 2008 Applicant: Prana Biotechnology Limited	Patents have been Granted in Japan, Australia, Europe and the USA.	This invention is directed to novel compounds and to selected molecules used in the treatment of Parkinson’s Disease.
“A method of the production of 2-substituted-3H-quinazolin-4-ones-I” Filed: 12 March 2017 Applicant: Prana Biotechnology Limited	An Australian provisional application has been refiled.	This invention is directed to synthetic routes for quinazolinone compounds.
“A method of the production of 2-substituted-3H-quinazolin-4-ones-II” Filed: 12 March 2017 Applicant: Prana Biotechnology Limited	An Australian provisional application has been refiled.	This invention is directed to synthetic routes for quinazolinone compounds.
“Method of treating immunoglobulin light chain amyloidosis” Filed: 1 July 2016 Applicant: Prana Biotechnology Limited	A PCT patent application has been filed.	This invention is directed to the treatment of light chain amyloidosis with a known compound.

27

Directors’ report

Directors’ report

Your Directors present their report on the consolidated entity consisting of Prana Biotechnology Limited and the entities it controlled at the end of, or during, the year ended 30 June 2017. Throughout the report, the consolidated entity is also referred to as the Group.

Directors and company secretary

The following persons were Directors of Prana Biotechnology Limited during the whole of the financial year and up to the date of this report:

Mr. Geoffrey Kempler, Executive Chairman

Mr. Brian Meltzer, Non-Executive Independent Director

Dr. George Mihaly, Non-Executive Independent Director

Mr. Peter Marks, Non-Executive Independent Director

Mr. Lawrence Gozlan, Non-Executive Independent Director

Prof. Ira Shoulson, Non-Executive Director

Company secretary

Mr. Phillip Hains is a Chartered Accountant operating a specialist public practice, ‘The CFO Solution’. The CFO Solution focuses on providing back office support, financial reporting and compliance systems for listed public companies. A specialist in the public company environment, Mr. Hains has served the needs of a number of company boards and their related committees. He has over 20 years’ experience in providing businesses with accounting, administration, compliance and general management services. He holds a Master of Business Administration from RMIT and a Public Practice Certificate from the Institute of Chartered Accountants.

Principal activities

The Group’s principal activities during the course of the year were to commercialise research into Parkinsonian movement disorders, Alzheimer’s disease, Huntington disease and other neurodegenerative disorders. There have been no significant changes in the nature of those principal activities during the financial year.

Dividends paid or recommended

The Directors did not pay any dividends during the financial year (2016: nil). The Directors do not recommend the payment of a dividend in respect of the 2017 financial year (2016: nil).

Review and results of operations

The consolidated net loss of the Group after providing for income tax amounted to $7,542,076 (2016: $7,729,551). For further details, refer to the Review of operations and activities set out on pages 4 to 21.

Share options granted to directors and key management personnel

During or since the end of the financial year 5,700,000 share options were granted by Prana Biotechnology Limited to the directors or other key management personnel of the Group (2016: nil).

Loss per share

Basic and diluted loss per share for the year 2017 was 1.41 cents (2016: 1.45 cents).

Corporate structure

Prana Biotechnology Limited is a company limited by shares that was incorporated in and is domiciled in Australia. Prana Biotechnology Limited has 2 wholly owned subsidiaries:

•	Prana Biotechnology Inc., a company limited by shares that was incorporated in and is domiciled in the United States; and

•	Prana Biotechnology UK Ltd, a company limited by shares that was incorporated in and is domiciled in the United Kingdom.

28

Directors’ report

Employees

The Group had 13 employees (excluding Directors) at 30 June 2017 (30 June 2016: 12 employees).

Significant changes in the state of affairs

There have been no significant changes in the state of affairs of the Group during the year.

Events since the end of the financial year

Information relating to events since the end of the financial year is set out in note 14 of the consolidated financial statements.

No matters or circumstances, other than those disclosed in note 14 of the consolidated financial statements, have arisen since 30 June 2017 that have significantly affected the Group’s operations, results or state of affairs, or may do so in future years.

Likely developments and expected results of operations

The likely developments in the Group’s operations, to the extent that such matters can be commented upon, are covered in the Review of operations and activities on pages 4 to 21 of this report.

Environmental regulation

The Group is involved in scientific research and development, and the activities do not create any significant environmental impact to any material extent. The Group’s scientific research activities are in full compliance with all prescribed environmental regulations.

29

Directors’ report

Information on directors

The names and particulars of Directors of the Group in office at any time during or since the end of the financial year are:

Mr. Geoffrey Kempler Executive Chairman and Chief Executive Officer

Appointed to the Board	11 November 1997
Last elected by shareholders	17 November 2004
Qualifications	B.Sc. Grad. Dip. App. Soc. Psych
Experience and expertise

Mr. Kempler has served as Chairman of our Board of Directors since November 1997, between November 1997 and August 2004 he served as our Chief Executive Officer, and in June 2005 he again assumed the position of Chief Executive Officer. Mr. Kempler is one of the founders of the Group. Mr. Kempler is a qualified psychologist. Mr. Kempler, who has extensive experience in investment and business development, has been responsible for the implementation of our strategic plan and the commercialisation of our technology.

Other current directorships	Opthea Limited (appointed 30 November 2015)
Former directorships in last 3 years	Nil
Committees	Nil
Interests in shares and options	Ordinary shares	18,011,000
	Options over ordinary shares	4,000,000

30

Directors’ report

Information on directors (continued)

Mr. Brian Meltzer Non-Executive Independent Director

Appointed to the Board	9 December 1999
Last elected by shareholders	17 November 2016
Qualifications	B. Com., M Ec.
Experience and expertise	Mr. Meltzer has over 30 years’ experience in economics, finance and investment banking. Until mid-2014, Mr. Meltzer was a Director of a venture capital entity, licensed by the government as an Innovation Investment Fund with investments including biotechnology. Mr. Meltzer is a Non-Executive Director on the boards of a number of private companies. He is also a Director on the board of the Australian-Israel Chamber of Commerce and is Chairman of Independence Australia (previously Paraquad).
Other current directorships	Nil
Former directorships in last 3 years	Nil
Committees	Chairman of the Audit Committee and Remuneration Committee and member of the Nomination Committee.
Interests in shares and options	Ordinary shares	326,666
	Options over ordinary shares	1,000,000

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Directors’ report

Information on directors (continued)

Dr. George Mihaly Non-Executive Independent Director

Appointed to the Board	9 December 1999
Last elected by shareholders	13 November 2013
Qualifications	B. Pharm, M.Sc., Ph.D. FAICD
Experience and expertise	Dr Mihaly has had an extensive and successful career spanning the research and commercial facets of the pharmaceutical industry. During the period from mid-1994 to early 2000, Dr Mihaly was the founding executive Chairman and Managing Director of Synermedica Pty Ltd, one of Australia’s leading independent consultant research organisations to the pharmaceutical industry. Synermedica merged with the global CRO, Kendle International Inc., in April 2000 and Dr Mihaly continued as Managing Director of the merged entity in Australia (now called Kendle Pty Ltd) until December 2004. Over the course of the last 35 years in academia and industry, Dr Mihaly has amassed extensive experience in both the science and logistics of setting up, monitoring, managing and evaluating results from phase I, II, III and IV clinical trials.
Other current directorships	Nil
Former directorships in last 3 years	Nil
Committees	Member of the Audit Committee, Remuneration Committee and Nomination Committee.
Interests in shares and options	Ordinary shares	226,666
	Options over ordinary shares	1,000,000

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Directors’ report

Information on directors (continued)

Mr. Peter Marks Non-Executive Independent Director

Appointed to the Board	29 July 2005
Last elected by shareholders	13 November 2014
Qualifications	BEc LLB Grad. Dip. Comm. Law MBA
Experience and expertise

From November 2006 to October 2011, Mr. Marks also served as Executive Chairman of iSonea Ltd, formally KarmelSonix Ltd, a medical devices company listed on the ASX that is focused on developing and commercialising a range of devices in the respiratory and medicine space. From September 1998 until March 2001, Mr. Marks was employed by KPMG Corporate Finance Ltd (Australia), where he rose to Director and was responsible for heading up the equity capital markets group in Melbourne. From January 1992 until July 1994, Mr. Marks served as Head of the Melbourne Companies Department at the Australian Securities Exchange and was founding Director of Momentum Funds Management Pty Ltd, an Australian venture capital firm. From December 1990 until December 1991, Mr. Marks served as Director of Corporate Finance at Burdett Buckeridge & Young Ltd in their Melbourne offices, from August 1988 until November 1990, he held senior corporate finance positions at Barings Securities Ltd, and from July 1985 until July 1988, he served as an Associate Director of McIntosh Securities, now Merrill Lynch Australia.

In his roles with these various financial institutions, Mr. Marks was responsible for advising a substantial number of listed and unlisted companies on issues ranging from corporate and company structure, to valuations, business strategies, acquisitions and international opportunities. For over 13 years until the end of August 2014, Mr. Marks was a Director of Peregrine Corporate Ltd, an Australian based investment bank. Mr. Marks is currently the principal of Henslow Pty Ltd (formerly Halcyon Corporate Pty Ltd), a corporate and capital markets advisory firm specializing in advising small to mid-cap companies. Mr. Marks is a non-executive Director of Fluence Corporation Ltd (formerly Emefcy Group Ltd) and Noxopharm Ltd.

Other current directorships	Fluence Corporation Ltd (appointed March 2015) Noxopharm Ltd (appointed March 2016)
Former directorships in last 3 years	Nil
Committees	Member of the Audit Committee
Interests in shares and options	Ordinary shares	43,111
	Options over ordinary shares	1,000,000

33

Directors’ report

Information on directors (continued)

Mr. Lawrence Gozlan Non-Executive Independent Director

Appointed to the Board	8 August 2011
Last elected by shareholders	13 November 2014
Qualifications	B.Sc.(Hons)
Experience and expertise

Mr. Gozlan, a leading biotechnology investor and advisor, is the Chief Investment Officer and Founder of Scientia Capital, a specialised global investment fund focused exclusively in life sciences. Scientia Capital was founded to provide high-level expertise and to manage investments for high net worth individuals, family offices and institutional investors wanting exposure to the biotechnology industry.

Prior to this, Mr. Gozlan was responsible for the largest biotechnology investment portfolio in Australia as the institutional biotechnology analyst at QIC (“the Queensland Investment Corporation”), an investment fund with over AU$60 billion under management. He previously worked as the senior biotechnology analyst in the equities team at Foster Stockbroking, and gained senior corporate finance experience advising life sciences companies at Deloitte.

Mr. Gozlan is an investment advisor to several companies in the biotechnology industry, presented at numerous international healthcare conferences, and has been featured in various published media as an expert on investing in life sciences. Mr. Gozlan is currently a non-executive director of AusBiotech, which is the Australian Biotechnology Industry body and a non-executive director of Nohla Therapeutics, a private USA based biotechnology company. He holds a Bachelor of Science with Honours in microbiology and immunology from the University of Melbourne specializing in neurodegenerative diseases.

Other current directorships	Nil
Former directorships in last 3 years	OncoSil Medical Ltd (resigned May 2015) Phosphagenics Ltd (resigned May 2015)
Committees	Chairman of the Nomination Committee
Interests in shares and options	Ordinary shares	Nil
	Options over ordinary shares	1,000,000

34

Directors’ report

Information on directors (continued)

Prof. Ira Shoulson Non-Executive Director

Appointed to the Board	13 May 2014
Last elected by shareholders	13 November 2014
Qualifications	MD, BPsych
Experience and expertise

Ira Shoulson, MD is the Chairman of our Research and Development Advisory Board. He is the Louis C. Lasagna Professor of Experimental Therapeutics and Professor of Neurology, Pharmacology and Medicine at the University of Rochester School of Medicine in Rochester, New York. He received his MD degree (1971) and postdoctoral training in medicine (1971-73) and neurology (1975-77) at the University of Rochester and in experimental therapeutics at the National Institutes of Health (1973-75).

Dr. Shoulson founded the Parkinson Study Group (1985) and the Huntington Study Group (1994), international academic consortia devoted to research and development of treatments for Parkinson’s Disease, Huntington Disease and related neurodegenerative and neurogenetic disorders. He has served as principal investigator of the National Institutes of Health-sponsored trials “Deprenyl and Tocopherol Antioxidative Therapy of Parkinsonism” (DATATOP), the “Prospective Huntington At Risk Observational Study” (PHAROS), and more than 25 other multi-centre controlled trials. He is the Director of the Experimental Therapeutics Program at the University of Rochester Department of Neurology, the chair of the executive committees of the Huntington Study Group and the Parkinson Study Group, an associate editor of Archives of Neurology, a member of the National Institute of Neurological Disorder and Stroke Council, a consultant for the Food and Drug Administration, and the immediate past-president of the American Society for Experimental NeuroTherapeutics (ASENT). He has authored more than 220 scientific reports.

Other current directorships	Nil
Former directorships in last 3 years	Nil
Committees	Nil
Interests in shares and options	Ordinary shares	Nil
	Options over ordinary shares	Nil

35

Directors’ report

Remuneration report

The information provided under sections (a) to (f) includes remuneration disclosures that are required under Accounting Standard AASB 124 Related Party Disclosures.

The information in this report has been audited as required by section 308(3C) of the Corporations Act 2001.

Directors

The following persons were Directors of the Group during the financial year:

Name	Position
Mr. Geoffrey Kempler	Executive Chairman
Mr. Brian Meltzer	Non-Executive Independent Director
Dr. George Mihaly	Non-Executive Independent Director
Mr. Peter Marks	Non-Executive Independent Director
Mr. Lawrence Gozlan	Non-Executive Independent Director
Prof. Ira Shoulson	Non-Executive Director

Other key management personnel

The following persons also had authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly during the financial year:

Name	Position
Ms. Kathryn Andrews	Chief Financial Officer
Ms. Dianne Angus	Chief Operating Officer
Dr. David Stamler*	Chief Medical Officer and Senior Vice President Clinical Development

*Dr David Stamler was appointed as Chief Medical Officer and Senior Vice President Clinical Development on 15 May 2017 and remains in this position to the date of this report.

These were the only executives of the Group during the financial year ended 30 June 2017.

The remuneration report is set out under the following main headings:

(a)	Principles used to determine the nature and amount of remuneration
(b)	Details of remuneration
(c)	Share-based compensation
(d)	Employment contracts of Directors and other key management personnel
(e)	Key management personnel disclosure
(f)	Additional information

36

Directors’ report

Remuneration report (continued)

(a)	Principles used to determine the nature and amount of remuneration

Remuneration policy

Remuneration of all Executive and Non-Executive Directors, Officers and Employees of the Group is determined by the Board following recommendation by the Remuneration Committee.

The Group is committed to remunerating Senior Executives and Executive Directors in a manner that is market-competitive and consistent with “Best Practice” including the interests of Shareholders. Remuneration packages are based on fixed and variable components, determined by the Executives’ position, experience and performance, and may be satisfied via cash or equity.

Non-Executive Directors are remunerated out of the maximum aggregate amount of $1.25m approved by Shareholders at the 2004 annual general meeting and at a level that is consistent with industry standards. Non-Executive Directors receive a board fee and fees for chairing or participating on board committees, see table below for the annual fee. They do not receive performance-based bonuses and prior shareholder approval is required to participate in any issue of equity. No retirement benefits are payable and the fees are inclusive of superannuation, if applicable.

	2017 $	2016 $
Base fees
Board - member	45,000	45,000
Additional fees
Audit committee - chair	20,000	20,000
Audit committee - member	15,000	15,000
Nomination committee - chair	15,000	15,000
Nomination committee - member	5,000	5,000
Remuneration committee - chair	15,000	15,000
Remuneration committee - member	10,000	10,000

Remuneration policy versus group financial performance

The Group’s Remuneration Policy is not directly based on the Group’s performance, rather on industry practice.

The Group’s primary focus is research activities with a long-term objective of developing and commercialising its research and development results.

The tables below set out summary information about the Group’s earnings and movement in shareholder wealth for the five years to 30 June 2017:

	2017 $	2016 $	2015 $	2014 $	2013 $
Revenue from ordinary activities	132,396	142,657	176,842	363,775	150,867
Total comprehensive loss for the year	(7,542,076)	(7,729,551)	(5,885,069)	(13,329,239)	(7,787,242)

No dividends have been paid for the five years to 30 June 2017.

37

Directors’ report

Remuneration report (continued)

(a)	Principles used to determine the nature and amount of remuneration (continued)

Remuneration policy versus group financial performance (continued)

	2017 $	2016 $	2015 $	2014 $	2013 $
ASX share price at start of the year	0.10	0.15	0.22	0.25	0.14
ASX share price at end of the year	0.05	0.10	0.15	0.22	0.25
Basic and diluted loss per share (cents)	(1.41)	(1.45)	(1.17)	(3.11)	(2.30)

The Group envisages its performance in terms of earnings will remain negative whilst the Group continues in the research and/or trial phase. Shareholder wealth reflects this speculative and volatile market sector. This pattern is indicative of the Group’s performance over the past 5 years.

Performance based remuneration

The purpose of a performance bonus is to reward individual performance in line with Group objectives. Consequently, performance based remuneration is paid to an individual where the individual’s performance clearly contributes to a successful outcome for the Group. This is regularly measured in respect of performance against key performance indicators (“KPI’s”).

The Group uses a variety of KPI’s to determine achievement, depending on the role of the Executive being assessed. These include:

•	successful contract negotiations;

•	Group share price reaching a targeted rate on the ASX or applicable market over a period of time; or

•	achievement of research project milestones within scheduled time and/or budget

For details of performance-based remuneration refer to Employment Contracts of Directors and Key Management Personnel on page 39.

38

Directors’ report

Remuneration report (continued)

(b)	Details of remuneration

Details of remuneration for the year ended 30 June 2017

The remuneration for each Director and each of the other Key Management Personnel of the Group during the year ended 30 June 2017 was as follows:

	Cash salary and fees $	Non- monetary benefits $	Super- annuation contribution $	Long service leave $	Equity $	Total $
Directors
Mr. Geoffrey Kempler (1)	419,313	-	26,411	8,146	-	453,870
Mr. Brian Meltzer	55,833	-	29,167	-	-	85,000
Dr. George Mihaly	75,000	-	-	-	-	75,000
Mr. Peter Marks	60,000	-	-	-	-	60,000
Mr. Lawrence Gozlan (2)	140,000	-	-	-	-	140,000
Prof. Ira Shoulson (2)	268,137	-	-	-	-	268,137
	1,018,283	-	55,578	8,146	-	1,082,007
Other key management personnel
Ms. Kathryn Andrews (1)	131,826	-	12,271	101	1,430	145,628
Ms. Dianne Angus (1)	328,799	-	19,616	20,354	3,433	372,202
Dr. David Stamler (3)	58,290	-	-	-	11,443	69,733
	518,915	-	31,887	20,455	16,306	587,563
Total	1,537,198	-	87,465	28,601	16,306	1,669,570

(1)	Cash salary and fees includes movements in the annual leave provision relating to Geoffrey Kempler, Dianne Angus and Kathryn Andrews.

(2)	Includes consulting fees paid to an associated entity of Mr. Lawrence Gozlan, and Prof. Ira Shoulson in the amount of $80,000 and $223,201, respectively.

(3)	Dr David Stamler was appointed as Chief Medical Officer and Senior Vice President Clinical Development on 15 May 2017.

39

Directors’ report

Remuneration report (continued)

(b)	Details of remuneration (continued)

Details of remuneration for the year ended 30 June 2016

The remuneration for each Director and each of the other Key Management Personnel of the Group during the year ended 30 June 2016 was as follows:

	Cash salary and fees $	Non- monetary benefits $	Super- annuation contribution $	Long service leave $	Equity $	Total $
Directors
Mr. Geoffrey Kempler (1)	436,132	-	29,990	7,766	-	473,888
Mr. Brian Meltzer	50,000	-	35,000	-	-	85,000
Dr. George Mihaly	75,000	-	-	-	-	75,000
Mr. Peter Marks	60,000	-	-	-	-	60,000
Mr. Lawrence Gozlan	60,000	-	-	-	-	60,000
Prof. Ira Shoulson (2)	303,474	-	-	-	-	303,474
	984,606	-	64,990	7,766	-	1,057,362
Other key management personnel
Ms. Kathryn Andrews (1)	115,319	-	10,820	-	-	126,139
Ms. Dianne Angus (1)	329,690	-	19,308	6,051	-	355,049
	445,009	-	30,128	6,051	-	481,188
Total	1,429,615	-	95,118	13,817	-	1,538,550

(1)	Cash salary and fees includes movements in the annual leave provision relating to Geoffrey Kempler, Dianne Angus and Kathryn Andrews. The 2016 comparatives have been revised to reflected the Group’s treatment of annual leave expense to be consistent with the current reporting period.

(2)	Includes consulting fees paid to Prof. Ira Shoulson in the amount of $258,474.

Performance income as a proportion of total remuneration

All Executives are eligible to receive incentives as determined by the Board from time to time. Their performance payments are based on a set monetary value, set number of shares or options or as a portion of base salary. Therefore, there is no fixed proportion between incentive and non-incentive remuneration.

Non-Executive Directors are not entitled to receive bonuses and/or incentives. During the past two years, the Directors and the Company Secretary have not received equity as part of their total remuneration. Employees have received equity as recommended by the Remuneration Committee.

40

Directors’ report

Remuneration report (continued)

(b)	Details of remuneration (continued)

Performance income as a proportion of total remuneration (continued)

The relative proportions of remuneration that are linked to performance and those that are fixed are as follows:

Name	Fixed remuneration		At risk - LTI
	2017%	2016%	2017%	2016%
Directors
Mr. Geoffrey Kempler	100	100	-	-
Mr. Brian Meltzer	100	100	-	-
Dr. George Mihaly	100	100	-	-
Mr. Peter Marks	100	100	-	-
Mr. Lawrence Gozlan	100	100	-	-
Prof. Ira Shoulson	100	100	-	-
Other key management personnel of the group
Ms. Kathryn Andrews	100	100	-	-
Ms. Dianne Angus	100	100	-	-
Dr. David Stamler	100	-	-	-

At risk long term incentive (LTI) relates to remuneration provided in the form of share based payments. There are no short-term incentives considered to be at risk in the current or prior year.

(c)	Share-based compensation

At the Annual General Meeting held on 17 November 2004, Shareholders approved the establishment of a new Employee and Consultant Plan designed to reward Executives, Employees and/or Consultants for their contributions to the consolidated entity. The plan is to be used as a method of retaining key personnel for the growth and development of the Group’s intellectual property rights. Due to the Group’s US presence, a US plan and an Australian plan were developed. At 30 June 2017, equity had been issued to 1 previous Director, while a Director, under the US plan and 5 Directors, 3 Key Management Personnel, 9 employees and 10 consultants under the Australian Plan.

The term and conditions of each grant of options affecting Directors and Key Management Personnel remuneration in the previous, this or future reporting periods are as follows:

Grant date	Date vested and exercisable	Expiry date	Exercise price	Share price hurdle	Vested	Value per option at grant date

12-Dec-12	12-Dec-12	13-Dec-17	$0.33	$0.00	Yes	$0.07
4-Nov-13	4-Nov-13	3-Nov-18	$0.73	$0.00	Yes	$0.21
3-Oct-14	3-Oct-14	2-Oct-18	$0.34	$0.00	Yes	$0.17
7-Jun-17	7-Jun-18	6-Jun-22	$0.07	$0.00	No	$0.03

Options granted under the plan carry no dividend or voting rights.

When exercisable, each option is convertible into one ordinary share as soon as practical after the receipt by the Group of the completed exercise form and full payment of such exercise price.

The exercise price of options will be equal to or less than the weighted average price at which the Group’s shares are traded on the Australian Securities Exchange during the 5 days up to and including the grant date or such other exercise price that the Remuneration Committee determines to be appropriate under the circumstances.

41

Directors’ report

Remuneration report (continued)

(c)	Share-based compensation (continued)

The plan rules contain a restriction on removing the ‘at risk’ aspect of the instruments granted to executives. Plan participants may not enter into any transaction designed to remove the ‘at risk’ aspect of an instrument before it vests.

Details of options over ordinary shares provided as remuneration to each of the Directors and Key Management Personnel of the Group during the 2017 financial year are as follows (2016 nil):

	No. of options granted as remuneration	No. of options vested during the year
Key Management Personnel
Ms. Kathryn Andrews	500,000	-
Ms. Dianne Angus	1,200,000	-
Dr. David Stamler	4,000,000	-
	5,700,000	-

No ordinary shares were issued as a result of exercise of remuneration options by Directors and Key Management Personnel of Prana Biotechnology Limited during the current or previous financial year.

(d)	Employment contracts of Directors and other key management personnel

The following Directors and Key Management Personnel were under contract at 30 June 2017:

Directors	Duration	Notice Requirements	Termination
Mr. Geoffrey Kempler	Until termination by either party. Signed 21 September 2007	For Good Reason Mr. Kempler may terminate with 30 days’ notice	* Pay Geoffrey Kempler within ninety (90) days of the termination date $1,000,000 provided the Group has sufficient capital requirements to fulfill this clause
* Accrued entitlements including all unreimbursed business expenses
* Accelerate the vesting of any unvested options
		Without Good Reason Mr. Kempler may terminate with 90 days’ notice	* Bonus pro-rated only if termination occurs in 1st year
		Without Cause the Group may terminate with 90 days’ notice	* Pay Geoffrey Kempler within ninety (90) days of the termination date $1,000,000 provided the Group has sufficient capital requirements to fulfill this clause
* Accrued entitlements including all unreimbursed business expenses
* Accelerate the vesting of any unvested options
		With Cause the Group may terminate with 30 days’ notice	* Bonus pro-rated only if termination occurs in 1st year

42

Directors’ report

Remuneration report (continued)

(d)	Employment contracts of Directors and other key management personnel (continued)

Key management personnel	Duration	Notice Requirements	Termination
Ms. Kathryn Andrews	Until termination by either party. Signed 11 November 2014	Ms. Andrews may terminate with 30 days’ notice, or	* Accrued entitlements including all unreimbursed business expenses
		Without Cause the Group may terminate with 30 days’ notice, or	* Permitted to keep and/or exercise options that have vested at the time of termination
With Cause the Group may terminate without notice

Ms. Dianne Angus	Until termination by either party. Signed 2 October 2006. Letter Agreement signed 12 June 2007	For Good Reason Ms. Angus may terminate with 30 days’ notice	* Pay remuneration entitlements 3 months from the time of termination (less any payout made for the notice period). The Group can elect to pay such sum as cash, equity in the Group or as a combination of both cash and equity
* Accrued entitlements including all unreimbursed business expenses
* Accelerate the vesting of any unvested options
		Without Good Reason Ms. Angus may terminate with 120 days’ notice	* Permitted to keep and/or exercise options that have vested at the time of termination
* Accrued entitlements including all unreimbursed business expenses
		Without Cause the Group may terminate with 120 days’ notice	* Pay remuneration entitlements 3 months from the time of termination (less any payout made for the notice period). The Group can elect to pay such sum as cash, equity in the Group or as a combination of both cash and equity
* Accrued entitlements including all unreimbursed business expenses
* Accelerate the vesting of any unvested options
		With Cause the Group may terminate without notice	* Accrued entitlements including all unreimbursed business expenses
* Permitted to keep and/or exercise options that have vested at the time of termination

43

Directors’ report

Remuneration report (continued)

(d)	Employment contracts of Directors and other key management personnel (continued)

Key management personnel	Duration	Notice Requirements	Termination
Dr. David Stamler	Until termination by either party. Signed 18 April 2017.	Each party is required to provide 3 months’ notice, increasing to 6 months’ notice after 18 months of employment, unless otherwise agreed in writing	* Accrued entitlements including all unreimbursed business expenses
* Unexercised options shall be exercisable within 30 days after the date of termination
		With Cause, the Group may terminate at any time upon written notice	* Accrued entitlements including all unreimbursed business expenses
* Unexercised options shall be exercisable within 30 days after the date of termination

(e)	Key management personnel disclosure

Options and right holdings

The number of options over ordinary shares in the Group held during the financial year by each Director of Prana Biotechnology Limited and other Key Management Personnel of the Group, including their personally related parties, are set out below:

Option and right holdings 30 June 2017	Balance at the start of the year No.	Granted as compensation No.	Options exercised No.	Options expired No.	Balance at the end of the year No.	Vested and exercisable No.	Unvested No.
Directors
Mr. Geoffrey Kempler	4,000,000	-	-	-	4,000,000	4,000,000	-
Mr. Brian Meltzer	1,000,000	-	-	-	1,000,000	1,000,000	-
Dr. George Mihaly	1,000,000	-	-	-	1,000,000	1,000,000	-
Mr. Peter Marks	1,000,000	-	-	-	1,000,000	1,000,000	-
Mr. Lawrence Gozlan	1,000,000	-	-	-	1,000,000	1,000,000	-
Prof. Ira Shoulson	-	-	-	-	-	-	-
Other key management personnel
Ms. Kathryn Andrews	-	500,000	-	-	500,000	-	500,000
Ms. Dianne Angus	1,317,819	1,200,000	-	(157,819)	2,360,000	1,160,000	1,200,000
Dr. David Stamler*	-	4,000,000	-	-	4,000,000	-	4,000,000
	9,317,819	5,700,000	-	(157,819)	14,860,000	9,160,000	5,700,000

* Opening balance on appointment as Chief Medical Officer and Senior Vice President Clinical Development on 15 May 2017.

44

Directors’ report

Remuneration report (continued)

(e)	Key management personnel disclosure (continued)

Options and right holdings (continued)

Option and right holdings 30 June 2016	Balance at the start of the year No.	Granted as compensation No.	Options exercised No.	Options expired No.	Balance at the end of the year No.	Vested and exercisable No.	Unvested No.
Directors
Mr. Geoffrey Kempler	4,000,000	-	-	-	4,000,000	4,000,000	-
Mr. Brian Meltzer	1,000,000	-	-	-	1,000,000	1,000,000	-
Dr. George Mihaly	1,000,000	-	-	-	1,000,000	1,000,000	-
Mr. Peter Marks	1,000,000	-	-	-	1,000,000	1,000,000	-
Mr. Lawrence Gozlan	1,000,000	-	-	-	1,000,000	1,000,000	-
Prof. Ira Shoulson	-	-	-	-	-	-	-
Other key management personnel
Ms. Kathryn Andrews	-	-	-	-	-	-	-
Ms. Dianne Angus	1,317,819	-	-	-	1,317,819	1,317,819	-
	9,317,819	-	-	-	9,317,819	9,317,819	-

All vested options are exercisable at the end of the year.

Shares provided on exercise of remuneration options

Details of ordinary shares in the Group provided as a result of the exercise of remuneration options to key management personnel of the group are set out below.

No ordinary shares were issued to key management personnel as a result of the exercise of remuneration options during the financial year ended 30 June 2017 and 30 June 2016.

Shareholdings

The number of shares in the Group held during the financial year by each Director of Prana Biotechnology Limited and other Key Management Personnel other than for remuneration, including their personally related parties, are set out below:

Shareholdings 30 June 2017	Balance at the start of the year No.	Received as compensation No.	Options exercised No.	Net change other No.	Balance at the end of the year No.
Directors
Mr. Geoffrey Kempler	18,011,000	-	-	-	18,011,000
Mr. Brian Meltzer	326,666	-	-	-	326,666
Dr. George Mihaly	226,666	-	-	-	226,666
Mr. Peter Marks	43,111	-	-	-	43,111
Mr. Lawrence Gozlan	-	-	-	-	-
Prof. Ira Shoulson	-	-	-	-	-
Other key management personnel
Ms. Kathryn Andrews	-	-	-	-	-
Ms. Dianne Angus	146,128	-	-	-	146,128
Dr. David Stamler*	-	-	-	-	-
	18,753,571	-	-	-	18,753,571

* Opening balance on appointment as Chief Medical Officer and Senior Vice President Clinical Development on 15 May 2017.

45

Directors’ report

Remuneration report (continued)

(e)	Key management personnel disclosure (continued)

Shareholdings (continued)

Shareholdings 30 June 2016	Balance at the start of the year No.	Received as compensation No.	Options exercised No.	Net change other No.	Balance at end of the year No.
Directors
Mr. Geoffrey Kempler	18,011,000	-	-	-	18,011,000
Mr. Brian Meltzer	326,666	-	-	-	326,666
Dr. George Mihaly	226,666	-	-	-	226,666
Mr. Peter Marks	43,111	-	-	-	43,111
Mr. Lawrence Gozlan	-	-	-	-	-
Prof. Ira Shoulson	-	-	-	-	-
Other key management personnel
Ms. Kathryn Andrews	-	-	-	-	-
Ms. Dianne Angus	146,128	-	-	-	146,128
	18,753,571	-	-	-	18,753,571

Loans to key management personnel

There were no loans made to the Directors or other Key Management Personnel, including their personally related parties.

Other transactions with key management personnel

There were no further transactions with Key Management Personnel not disclosed above.

(f)	Additional information

Details of remuneration: cash bonuses and options

No other cash bonuses were paid or have been forfeited in the current and prior year.

The following table provides the percentage of the available grant of share options that was paid or that vested in the financial year and the percentage that was forfeited.

	Year granted	Vested (%)	Forfeited (%)	Financial years in which options may vest	Minimum total value of grant yet to vest ($)	Total value of grant yet to vest ($)

Directors
Mr. Geoffrey Kempler	2013	100%	-	-	-	-
Mr. Brian Meltzer	2013	100%	-	-	-	-
Dr. George Mihaly	2013	100%	-	-	-	-
Mr. Peter Marks	2013	100%	-	-	-	-
Mr. Lawrence Gozlan	2013	100%	-	-	-	-
Prof. Ira Shoulson

Other key management personnel
Ms. Kathryn Andrews	2017	-	-	2018	15,735	15,735
Ms. Dianne Angus	2012, 2014, 2015 & 2017	49%	-	2018	37,763	37,763
Dr. David Stamler	2017	-	-	2018	125,877	125,877

[End of remuneration report]

46

Directors’ report

Meetings of directors

The following table sets out the number of Directors’ Meetings (including meetings of committees of Directors) held during the financial year and the number of meetings attended by each Director.

During the financial year 14 Board Meetings, 8 Audit Committee Meetings, 1 Nomination Committee Meeting and 3 Remuneration Committee Meetings were held.

			Meetings of committees
	Board meetings		Audit		Nomination		Remuneration
	A	B	A	B	A	B	A	B
Mr. Geoffrey Kempler	14	14	-	-	-	-	-	-
Mr. Brian Meltzer	14	14	7	8	1	1	3	3
Dr. George Mihaly	13	14	8	8	1	1	3	3
Mr. Peter Marks	12	14	8	8	-	-	-	-
Mr. Lawrence Gozlan	13	14	-	-	1	1	-	-
Prof. Ira Shoulson	14	14	-	-	-	-	-	-

A = Number of meetings attended

B = Number of meetings held during the time the Director held office or was a member of the committee during the year

Indemnifying directors and officers

During the financial year, the Group maintained an insurance policy to indemnify all current Directors and Officers against certain liabilities incurred as a Director or Officer, including costs and expenses associated in successfully defending legal proceedings. The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium. The Group has not otherwise, during or since the financial year, indemnified or agreed to indemnify an Officer or Auditor of the Group or any related body corporate against a liability incurred as such an Officer or Auditor.

Share options/warrants on issue at 30 June 2017

As at 30 June 2017 the unissued ordinary shares of Prana Biotechnology Limited under options/warrants were as follows:

Date of expiry	Exercise price ($)	Number under option/warrant
24-Oct-18	$0.61	200,000
2-Oct-18	$0.34	1,000,000
25-Jun-18	$0.37	1,649,573
3-Nov-18	$0.73	360,000
11-Dec-18	$1.04	1,200,000
5-Feb-19	$1.12	100,000
6-Apr-18	$0.25	1,200,000
18-Feb-20	$0.26	2,000,000
13-Dec-17	$0.33	8,500,000
25-May-20	$0.27	1,400,000
4-Aug-18	$0.66	306,490
1-Oct-18	$0.66	360,000
6-Jun-22	$0.07	8,550,000
		26,826,063

Shares issued as a result of the exercise of options/warrants

During the year ended 30 June 2017 there have been no ordinary shares of Prana Biotechnology Limited issued as a result of the exercise of options.

47

Directors’ report

Shares issued as a result of the exercise of options/warrants (continued)

Since 30 June 2017, there have been no ordinary shares of Prana Biotechnology Limited issued as a result of the exercise of options.

There are no amounts unpaid on the shares issued as a result of the exercise of the options during and since the end of the 2017 financial year. The amount paid per share is the same as the exercise price.

Proceedings on behalf of the Group

No proceedings have been brought or intervened in on behalf of the Group with leave of the Court under section 237 of the Corporations Act 2001.

Non-audit services

The Group may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor’s expertise and experience with the Group and/or the Group are important.

During the year ended 30 June 2017, the Group did not engage the external auditor to provide non-audit services.

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 55.

Signed in accordance with a resolution of the Directors made pursuant to s298(2) of the Corporations Act 2001.

Mr. Geoffrey Kempler

Chairman and CEO

31 August 2017

48

Corporate Governance Statement

Corporate Governance Statement

The Group is committed to implementing the highest standards of corporate governance. In determining what those standards should involve, the Group has considered the ASX Corporate Governance Council’s (‘the Council’) Corporate Governance Principles and Recommendations 3rd Edition (“ASX Recommendations”).

A review of the Group’s Corporate Governance Framework is performed on a periodic basis to ensure that it is relevant and effective in light of the changing legal and regulatory requirements. The Board of Directors (‘the Board’) continues to adopt a set of Corporate Governance Practices and a Code of Conduct appropriate for the size, complexity and operations of the Group and its subsidiaries.

Unless otherwise stated, all Policies and Charters meet the Council’s Corporate Governance Principles and Recommendations and have been in effect for the full reporting period. All Policies and Charters are available from the Group or on its website at www.pranabio.com.

Principle 1: Lay solid foundations for management and oversight

(a)	Role of the Board and Management

The Board’s role is to govern the Group rather than to manage it. In governing the Group, the Directors must act in the best interests of the Group as a whole. It is the role of senior management to manage the Group in accordance with the direction and delegations of the Board and the responsibility of the Board to oversee the activities of management in carrying out these delegated duties.

In carrying out its governance role, the main task of the Board is to drive the performance of the Group. The Board must also ensure that the Group complies with all of its contractual, statutory and any other legal obligations, including the requirements of any regulatory body. The Board has the final responsibility for the successful operations of the Group.

In general, the Board is responsible for, and has the authority to determine, all matters relating to the policies, practices, management and operations of the Group. It is required to do all things that may be necessary to be done in order to carry out the objective of the Group.

Full details of the Board’s role and responsibilities are contained in the Board Charter, a copy of which is available for inspection at the Group’s registered office or on its website at www.pranabio.com.

The Board’s responsibilities are detailed in its Board Charter and cover the following broad categories:

(1)	Leadership of the organisation

(2)	Strategy formulation

(3)	Overseeing planning activities

(4)	Shareholder liaison

(5)	Monitoring, compliance and risk management

(6)	Group finances

(7)	Human resources

(8)	Ensuring the health, safety and well-being of Directors, Officers, Employees and Contractors

(9)	Delegation of authority

(10)	Remuneration policy

(11)	Nomination policy
49

Corporate Governance Statement

Principle 1: Lay solid foundations for management and oversight (continued)

(b)	Board appointments

The Group undertakes comprehensive reference checks prior to appointing a director, or putting that person forward as a candidate to ensure that person is competent, experienced, and would not be impaired in any way from undertaking the duties of director. The Group provides relevant information to shareholders for their consideration about the attributes of candidates together with whether the Board supports the appointment or re-election.

The terms of the appointment of a non-executive director, executive directors and senior executives are agreed upon and set out in writing at the time of appointment.

(c)	The Company Secretary

The Company Secretary is accountable directly to the Board, through the Chairman, on all matters to do with the proper functioning of the Board, including agendas, Board papers and minutes, advising the Board and its Committees (as applicable) on governance matters, monitoring that the Board and Committee policies and procedures are followed, communication with regulatory bodies and the ASX and statutory and other filings.

(d)	Diversity

The Group is committed to increasing diversity amongst its employees, and not just in the area of gender diversity. Our workforce is employed based on the right person for the job regardless of their gender, age, nationality, race, religious beliefs, cultural background, sexuality or physical ability or appearance.

Executive and Board positions are filled by the best candidates available without discrimination. The Group is committed to increasing gender diversity within these positions when appropriate appointments become available. The Group is also committed to identifying suitable persons within the organisation, and where appropriate opportunities exist, advance diversity to support the promotion of talented employees into management positions.

The Group has not set any gender specific diversity objectives, as it believes that multicultural diversity and other diversity factors are as equally important within its organisation.

The following table demonstrates the Group’s gender diversity as at 30 June 2017:

	Number of males	Number of females
Directors	6	-
Other key management personnel	1	2
Other Group employees	4	5

(e)	Performance evaluation

The Board undertakes an annual evaluation of Board and Director performance. All senior executives of the Group are subject to an annual performance evaluation. During the reporting period, the Board and individual performance evaluations were conducted. This provided feedback and evaluation for future development.

Further information on policies and procedures established to evaluate the performance of the Board are set out in the Director’s Report under the section headed ‘Remuneration Report’ on page 33 to 43.

(f)	Independent professional advice

Directors collectively or individually have the right to seek independent professional advice at the Group’s expense, up to specified limits, to assist them to carry out their responsibilities. All advice obtained is made available to the full Board.

50

Corporate Governance Statement

Principle 2: Structure the board to add value

(a)	Nomination of new directors

The Group has a Nomination Committee whose current members and their qualifications, are detailed in the Directors’ Profiles on pages 27 to 32. Details of attendance of the members of the Nomination Committee are contained on page 44.

The role of the Nomination Committee is to determine the director nominees for ideal candidates, to identify and recommend candidates to fill vacancies occurring between annual shareholder meetings.

The Nomination Committee consists of three Independent Non-Executive Directors. The current members of the Nomination Committee, as at the date of this report, and their qualifications are detailed in the Directors’ Profiles on pages 27 to 32.

The Board has a skills matrix covering the competencies and experience of each member. When the need for a new director is identified, the required experience and competencies of the new director are defined in the context of this matrix and any gaps that may exist.

(b)	Board composition

The Board has been formed so that it has an effective mix of personnel, committed to adequately discharging their responsibilities and duties and being of value to the Group.

The names of the Directors, their independence under the ASX Recommendations, qualifications and experience are stated in the Directors’ Profiles on pages 27 to 32 along with the term of office held by each.

The Board believes that the interests of all Shareholders are best served by:

•	Directors having the appropriate skills, experience and contacts within the Group’s industry;

•	the Group striving to have a balance between the overall number of Directors and the number of Directors being independent as defined in the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations;

•	some significant parties within whom the Group has contractual arrangements being represented on the Board during the early years of the development of the Group; and

•	some major Shareholders being represented on the Board.

A majority of Directors of the Group are classified as being ‘Independent’. However, at this critical stage in the Group’s development, the Board believes that the most appropriate person for the position of Chairman is the Chief Executive Officer of the Group. The Board believes having a majority of Independent Non-Executive Directors effectively negates any perceived lack of independence at Board level arising as result of having the Chairman and Chief Executive Officer roles exercised by the same individual.

(c)	Conflict of interests

Where any Director has material personal interest in a matter and, in accordance with the Australian Corporations Act 2001, the Director will not be permitted to be present during discussion or to vote on the matter. The enforcement of this requirement aims to ensure that the interest of Shareholders, as a whole, is pursued and that their interest or the Director’s independence is not jeopardised.

Directors must:

•	disclose to the Board actual or potential conflicts of interest that may or might reasonably be thought to exist between the interests of the Directors and the interests of any other parties in carrying out the activities of the Group; and

•	if requested by the Board, take reasonable steps to remove any conflict of interest.

51

Corporate Governance Statement

Principle 2: Structure the board to add value (continued)

(c)	Conflict of interests (continued)

If a Director cannot or is unwilling to remove a conflict of interest then the Director must, as per the Corporations Act, absent himself or herself from the room when discussion and/or voting occurs on matters about which the conflict relates.

(d)	Induction of new directors, ongoing development and commitments

An induction program has been established for new Directors, in which they are given a full briefing on the Group.

Information conveyed to new Directors includes:

•	details of the roles and responsibilities of a Director;

•	formal policies on Director appointment as well as conduct and contribution expectations;

•	details of all relevant legal requirements;

•	a copy of the Board Charter;

•	guidelines on how the Board processes function;

•	details of past, recent and likely future developments relating to the Board including anticipated regulatory changes;

•	background information on and contact information for key people in the organisation including an outline of their roles and capabilities;

•	a synopsis of the current strategic direction of the Group, including a copy of the current strategic plan and annual budget;

•	an analysis of the Group; and

•	a copy of the Constitution of the Group

New Directors are issued with a formal Letter of Appointment that sets out the key terms and conditions of their appointment, including Director’s duties, rights and responsibilities, the time commitment envisaged, and the Board’s expectations regarding involvement with any Committee work.

During the year, all Directors have full access to all Group records and receive Financial and Operational Reports at each Board Meeting.

In order to achieve continuing improvement in Board performance, all Directors are encouraged to undergo continual professional development.

Each member of the Board is committed to spending sufficient time to enable them to carry out their duties as a Director of the Group.

Principle 3: Act ethically and responsibly

(a)	Code of conduct

To assist the Board to carry out its functions, the Group has adopted and implements a Code of Conduct to guide compliance with legal and other obligations to legitimate Stakeholders. The code governs the conduct of all directors, officers, employees and agents of the Group in the performance of their roles and is administered by the Group’s Audit Committee.

The Board acknowledges the legitimate interests of various stakeholders such as employees, clients, customers, government authorities, creditors and the community as a whole. As a good corporate citizen, it encourages compliance and commitment to appropriate corporate practices that are fair and ethical via its Code of Conduct. This code includes the following:

52

Corporate Governance Statement

Principle 3: Act ethically and responsibly (continued)

(a)	Code of conduct (continued)

The Group complies with the spirit as well as the letter of all laws and regulations that govern shareholders’ rights. The Group has processes in place designed to ensure the truthful and factual presentation of the Group’s financial position and prepares and maintains its accounts fairly and accurately in accordance with the generally accepted accounting and financial reporting standards.

(i)	Responsibilities to shareholders and the financial community

The Group complies with the spirit as well as the letter of all laws and regulations that govern shareholders’ rights. The Group has processes in place designed to ensure the truthful and factual presentation of the Group’s financial position and prepares and maintains its accounts fairly and accurately in accordance with the generally accepted accounting and financial reporting standards.

(ii)	Employment practices

The Group endeavours to provide a safe workplace in which there is equal opportunity for all employees at all levels of the Group. The Group does not tolerate the offering or acceptance of bribes or the misuse of Group assets or resources.

(iii)	Obligations relative to fair trading and dealing

The Group aims to conduct its business fairly and to compete ethically and in accordance with relevant competition laws and strives to deal fairly with the Group’s customers, suppliers and competitors and encourages its employees to strive to do the same.

(iv)	Responsibilities to the community and to individuals

As part of the community, the Group is committed to conducting its business in accordance with applicable environmental laws and regulations and supports community charities.

The Group is committed to keeping private information from employees, clients, customers, consumers and investors confidential and protected from uses other than those for which it was provided.

(v)	Conflicts of interest

Directors and employees must avoid conflicts as well as the appearance of conflicts between personal interests and the interests of the Group.

(vi)	How the group complies with legislation affecting its operations

Within Australia, the Group strives to comply with the spirit and the letter of all legislation affecting its operations. Outside Australia, the Group will abide by local laws in all countries in which it operates. Where those laws are not as stringent as the Group’s operating policies, particularly in relation to the environment, workplace practices, intellectual property and the giving of “gifts”, Group policy will prevail.

(vii)	How the group monitors and ensures compliance with its code

The Board, management and all employees of the Group are committed to implementing this Code of Conduct and each individual is accountable for such compliance. Disciplinary measures may be imposed for violating the Code.

(viii)	Share trading policy

The Group has a share trading policy that regulates the dealings by Directors, Officers and Employees, in shares, options and other securities issued by the Group. The policy has been formulated to ensure that Directors, Officers, Employees and Consultants who work on a regular basis for the Group are aware of the legal restrictions on trading in Group securities while in possession of unpublished price-sensitive information.

Unpublished price-sensitive information is information regarding the Group, of which the market is not aware, that a reasonable person would expect to have a material effect on the price or value of the Group’s securities.

53

Corporate Governance Statement

Principle 4: Safeguard integrity in financial reporting

(a)	Audit committee

The Group has a duly constituted Audit Committee.

Below is a summary of the role, composition and responsibilities of the Audit Committee. Further details are contained in the Audit Committee’s Charter, which is available from the Group or on its website at www.pranabio.com.

(i)	Role

The Audit Committee is responsible for assisting the Board of Directors in overseeing the:

•	Integrity of the Group’s financial statements;

•	Independent auditor’s qualifications, independence and performance;

•	Group’s financial reporting processes and accounting policies;

•	Performance of the Group’s internal audit function; and

•	Group’s compliance with legal and regulatory requirements.

(ii)	Composition

The Audit Committee consists of three Independent Non-Executive Directors. The current members of the Audit Committee, as at the date of this report, and their qualifications are detailed in the Information on Directors on pages 27 to 32.

The Audit Committee holds a minimum of four meetings a year. Details of attendance of the members of the Audit Committee are contained on page 44.

(iii)	Responsibilities

The Audit Committee reviews the audited annual and half-yearly financial statements and any reports which accompany published financial statements before submission to the Board and recommends their approval.

The Audit Committee also recommends to the Board the appointment of the external auditor each year, reviews the appointment of the external auditor, their independence, the audit fee and any questions of resignation or dismissal.

The Audit Committee is also responsible for establishing policies on risk oversight and management.

(b)	CEO and CFO declarations

The CEO and CFO have provided the Board with a declaration that, in their opinion, the financial records of the entity have been properly maintained and that the financial statements comply with the appropriate accounting standards and give a true and fair view of the financial position and performance of the entity and that the opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

(c)	External auditor

The Group’s external auditor attends each annual general meeting and is available to answer any questions with regard to the conduct of the audit and their report.

Prior approval of the Board must be gained for non-audit work to be performed by the external auditor. There are qualitative limits on this non-audit work to ensure that the independence of the auditor is maintained.

There is also a requirement that the audit partner responsible for the audit not perform in that role for more than five years.

54

Corporate Governance Statement

Principles 5: Make timely and balanced disclosures

(a)	Continuous disclosure

The Group has procedures in place to ensure that the market is properly informed of matters which may have a material impact on the price at which the company securities are traded and that information disclosed is factual and presented in a clear and balanced way.

The Board has designated the Company Secretary as the person responsible for overseeing and coordinating disclosure of information to the ASX as well as communicating with the ASX. In accordance with ASX Listing Rules the Group immediately notifies the ASX of information concerning the Group:

(1)	that a reasonable person would or may expect to have a material effect on the price or value of the Group’s securities; and

(2)	that would, or would be likely to influence persons who commonly invest in securities in deciding whether to acquire or dispose of the Group’s securities.

The Group also posts all information disclosed in accordance with this policy on the Group’s website in an area accessible by the public.

Principles 6: Respect the rights of shareholders

(a)	Shareholder communication

The Group respects the rights of its shareholders, and to facilitate the effective exercise of the rights, the Group is committed to:

(1)	communicating effectively with Shareholders through ongoing releases to the market via ASX information and General Meetings of the Group;

(2)	giving Shareholders ready access to balanced and understandable information about the Group and Corporate Proposals;

(3)	making it easy for Shareholders to participate in General Meetings of the Group; and

(4)	requesting the External Auditor to attend the Annual General Meeting and be available to answer Shareholder’s questions about the conduct of the audit, and the preparation and content of the Auditor’s Report.

Any Shareholder wishing to make inquiries of the Group is advised to contact the registered office. All public announcements made by the Group can be obtained from the ASX’s website www.asx.com.au.

Information is communicated to shareholders through:

•	the annual report which is published on the Group’s website and distributed to shareholders where specifically requested;

•	the Appendix 4D which is published on the Group’s website and distributed to shareholders where specifically requested, containing summarised financial information and a review of the operations during the period since the annual report; and

•	other correspondence regarding matters impacting on shareholders as required.

Shareholders may elect to, and are encouraged to, receive communications from the Group and its share registry electronically.

55

Corporate Governance Statement

Principle 7: Recognise and manage risk

(a)	Risk management

The Board is committed to the identification, assessment and management of risk throughout the Group’s business activities.

The Audit Committee has established a policy for risk oversight and management within the Group which is periodically reviewed and updated. In accordance with this policy, management periodically reports to the Board on the management of material business risks and whether those risks are being managed effectively. Management reports to the Board on risk management through regular operations reports, and via direct and timely communication to the Board where and when applicable.

The Groups recognises that risk management is an essential element of good corporate governance and fundamental in achieving its strategic and operational objectives. Risk management improves decision-making, defines opportunities and mitigates material events that may impact security holder value.

The Board reviews the Group’s risk management framework periodically to satisfy itself that it continues to be sound. The Group faces risks inherent to its business, including economic risks, which may materially impact the Group’s ability to create or preserve value for security holders over the short, medium or long term. The Group has in place policies and procedures to help manage these risks. The Board does not consider that the Group currently has any material exposure to environmental or social sustainability risks.

(b)	Internal auditor

The Board has appointed ShineWing Australia to provide internal risk audit services. The internal audit function is independent of the external audit function and provides objective assurance on the effectiveness of risk management, internal control and governance processes. The independent internal audit function has a direct reporting line to the Audit Committee and has free access to Group management and employees. Following a review of the risks facing the Group, an Internal Audit Plan is prepared by ShineWing Australia and endorsed by the Audit Committee and the Board. An internal audit is conducted biannually.

Principle 8: Remunerate fairly and responsibly

(a)	Remuneration committee

(i)	Role

The role of the Remuneration Committee is to oversee and make recommendations to the Board with respect to the compensation of the Group’s Directors including the CEO; and to oversee and advise the Board on the adoption of policies that govern the Group’s compensation programs, including share and American Depository Receipts (‘ADRs’) option plans and other employee benefit plans. The Remuneration Committee is responsible for the administration of the Group’s share and ADRs option plans and any other employee benefit plans.

(ii)	Composition

The current members of the Remuneration Committee, as at the date of this report, and their qualifications are detailed in the Information on Directors on pages 27 to 32. The Remuneration Committee consists of two independent Non-Executive Directors. Given the current size of the Group, the Board believes a Remuneration Committee consisting of two members is sufficient to enable the committee to discharge its mandate effectively.

The Remuneration Committee holds a minimum of two meetings a year. Details of meetings held during the year and attendance of the members of the Remuneration Committee are contained on page 44.

The Group also has a Share Plan Committee created to administer the Share Plans adopted at the 2004 AGM. This Committee is a sub-committee of the Remuneration Committee.

56

Corporate Governance Statement

Principle 8: Remunerate fairly and responsibly (continued)

(a)	Remuneration committee (continued)

(iii)	Responsibilities

The Group has adopted a Remuneration Committee to administer the Group’s remuneration policy. The Committee is responsible for:

•	setting the remuneration and conditions of service for all Executive and Non-Executive Directors, Officers and Employees of the Group;

•	approving the design of Executive & Employee incentive plans (including equity-based plans) and proposed payments or awards under such plans;

•	reviewing performance hurdles associated with incentive plans;

•	making recommendations to the Board on the remuneration of Non-Executive Directors within the aggregate approved by shareholders at General Meetings from time to time;

•	consulting appropriately qualified Consultants for advice on remuneration and other conditions of service as deemed necessary;

•	succession planning for the CEO and Senior Executive Officers; and

•	performance assessment of the CEO and Senior Executives Officers.

(b)	Remuneration policy

Current remuneration is disclosed in the Remuneration Report contained in the Directors’ Report on pages 33 to 43 and in note 15(c) on page 82.

Shareholders are invited to vote on the adoption of the report at the Group’s Annual General Meeting.

(i)	Senior executive remuneration policy

The Group is committed to remunerating its Senior Executives in a manner that is market-competitive and consistent with ‘Best Practice’ as well as supporting the interests of Shareholders. Senior Executives may receive a remuneration package based on fixed and variable components, determined by their position and experience. Shares and/or options may also be granted based on an individual’s performance, with those granted to Directors subject to Shareholder approval.

Participants in an equity based remuneration scheme are prohibited from entering into any transaction that would have the effect of hedging or otherwise transferring the risk of any fluctuation in the value of any unvested entitlement in company securities to any other person.

(ii)	Non-executive director remuneration policy

Non-Executive Directors are remunerated out of the maximum aggregate amount approved by Shareholders for the remuneration of Non-Executive Directors. Non-Executive Directors may be entitled to statutory superannuation, but no other retirement benefits. Non-Executive Directors do not receive performance based bonuses and do not participate in equity schemes of the Group without prior Shareholder approval.

57

Annual Financial Report

Auditor’s Independence Declaration

As lead auditor for the audit of Prana Biotechnology Limited for the year ended 30 June 2017, I declare that to the best of my knowledge and belief, there have been:

(a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

(b)	no contraventions of any applicable code of professional conduct in relation to the audit.

Sam Lobley	Melbourne
Partner	31 August 2017
PricewaterhouseCoopers

PricewaterhouseCoopers, ABN 52 780 433 757

2 Riverside Quay, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001

T: 613 86031000, F: 613 86031999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

58

Annual Financial Report

Prana Biotechnology Limited

ACN 080 699 065

Annual Financial Report

For the year ended 30 June 2017

59

Annual Financial Report

Consolidated statement of profit or loss and other comprehensive income

For the year ended 30 June 2017

	Notes	2017 $	2016 $
Revenue from ordinary activities	2	132,396	142,657
Other income	2	3,022,673	4,753,697
Expenses
Intellectual property expenses		(241,892)	(241,954)
General and administration expenses	3	(3,968,630)	(3,610,551)
Research and development expenses	3	(5,700,339)	(9,585,371)
Other operating expenses		(126,071)	(45,276)
Other gains and losses	3	(660,213)	857,247
Loss before income tax		(7,542,076)	(7,729,551)
Income tax expense	4	-	-
Loss for the year		(7,542,076)	(7,729,551)
Other comprehensive income
Other comprehensive income for the year, net of tax		-	-
Total comprehensive loss for the year		(7,542,076)	(7,729,551)
		Cents	Cents
Loss per share for profit attributable to the ordinary equity holders of the Group:
Basic loss per share	18	1.41	1.45
Diluted loss per share	18	1.41	1.45

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

60

Annual Financial Report

Consolidated statement of financial position

As at 30 June 2017

	Notes	30 June 2017 $	30 June 2016 $
ASSETS
Current assets
Cash and cash equivalents	5(b)	21,884,957	28,593,538
Trade and other receivables	5(a)	3,035,573	4,786,765
Other current assets	5(c)	329,601	276,504
Total current assets		25,250,131	33,656,807
Non-current assets
Property, plant and equipment		30,815	24,225
Other non-current assets		-	43,988
Total non-current assets		30,815	68,213
Total assets		25,280,946	33,725,020

LIABILITIES
Current liabilities
Trade and other payables	5(d)	892,434	1,748,566
Provisions	6(a)	698,038	608,771
Total current liabilities		1,590,472	2,357,337
Non-current liabilities
Provisions	6(a)	440	470
Total non-current liabilities		440	470
Total liabilities		1,590,912	2,357,807
Net assets		23,690,034	31,367,213

EQUITY
Contributed equity	7(a)	144,018,006	146,879,214
Reserves	7(c)	2,320,480	9,363,181
Accumulated losses	7(b)	(122,648,452)	(124,875,182)

Total equity		23,690,034	31,367,213

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

61

Annual Financial Report

Consolidated statement of changes in equity

For the year ended 30 June 2017

		Attributable to owners of Prana Biotechnology Limited
	Notes	Contributed equity $	Reserves $	Accumulated losses $	Total $
Balance at 1 July 2015		146,895,714	9,363,181	(117,145,631)	39,113,264
Loss for the year		-	-	(7,729,551)	(7,729,551)
Total comprehensive loss for the year		-	-	(7,729,551)	(7,729,551)
Transactions with owners in their capacity as owners:
Equity to be issued	7(a)	(16,500)	-	-	(16,500)

Balance at 30 June 2016		146,879,214	9,363,181	(124,875,182)	31,367,213
Loss for the year		-	-	(7,542,076)	(7,542,076)
Total comprehensive loss for the year		-	-	(7,542,076)	(7,542,076)
Transactions with owners in their capacity as owners:
Options issued	7(c)	-	24,460	-	24,460
Transaction costs	7(a)	(159,564)	-	-	(159,564)
Expired options/warrants		(2,701,644)	(7,067,161)	9,768,805	-
		(2,861,208)	(7,042,701)	9,768,805	(135,104)
Balance at 30 June 2017		144,018,006	2,320,480	(122,648,453)	23,690,033

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

62

Annual Financial Report

Consolidated statement of cash flows

For the year ended 30 June 2017

	Notes	2017 $	2016 $
Cash flows from operating activities
Payments to suppliers and employees		(10,766,301)	(14,055,879)
Interest received		147,575	120,392
R&D tax refund		4,753,646	6,516,961
Net cash (outflow) from operating activities	8(a)	(5,865,080)	(7,418,526)
Cash flows from investing activities
Payments for property, plant and equipment		(27,918)	(2,307)
Payment for payroll and rental security deposit		-	1,474
Net cash (outflow) from investing activities		(27,918)	(833)
Cash flows from financing activities
Transaction costs relating to issue of equity	7(a)	(159,564)	-
Net cash (outflow) from financing activities		(159,564)	-
Net (decrease) in cash and cash equivalents		(6,052,562)	(7,419,359)
Cash and cash equivalents at the beginning of the financial year		28,593,538	34,909,574
Redemption of security deposit		-	152,603
Effects of exchange rate changes on cash and cash equivalents		(656,019)	950,720
Cash and cash equivalents at end of year	5(b)	21,884,957	28,593,538

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

63

Notes to the consolidated financial statements

Notes to the consolidated financial statements

How numbers are calculated

This section provides additional information about those individual line items in the financial statements that the directors consider most relevant in the context of the operations of the entity, including:

(a)	accounting policies that are relevant for an understanding of the items recognised in the financial statements. These cover situations where the accounting standards either allow a choice or do not deal with a particular type of transaction
(b)	analysis and sub-totals, including segment information
(c)	information about estimates and judgements made in relation to particular items.

1	Segment information	65
2	Revenue and other income	65
3	Loss for the year	66
4	Income tax expense	66
5	Financial assets and financial liabilities	68
6	Non-financial assets and liabilities	70
7	Equity	71
8	Cash flow information	74

64

Notes to the consolidated financial statements

1	Segment information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer of Prana Biotechnology Limited. For the current and previous reporting periods, the Group’s activities are predominantly within Australia and cover research into Parkinsonian movement disorders, Alzheimer’s disease, Huntington disease and other neurodegenerative disorders. Accordingly, the Group has identified one reportable segment.

2	Revenue and other income

	2017 $	2016 $
Other revenue
Interest income	132,396	142,657
	132,396	142,657
Other income
R&D tax incentive	3,022,673	4,753,697
	3,022,673	4,753,697

Critical judgements in calculating amounts

R&D tax incentive

The Australian Government replaced the research and development tax concession with the research and development tax incentive from 1 July 2011. The provisions provide refundable or non-refundable tax offsets. The research and development tax incentive applies to expenditure incurred and the use of depreciating assets in an income year commencing on or after 1 July 2011. A refundable research and development tax incentive offset of 43.5%, will be available to eligible small companies with an annual aggregate turnover of less than $20 million. Eligible companies can receive a refundable research and development tax incentive offset of 43.5% of their research and development spending.

The Group’s research and development activities are eligible under an Australian Government tax incentive for eligible expenditure from 1 July 2011. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. For the year ended 30 June 2017 the Group has recorded an item in other income of $3,022,673 (2016: $4,753,697) to recognise this amount which relates to this financial year.

65

Notes to the consolidated financial statements

3	Loss for the year

	2017 $	2016 $
Loss before income tax has been determined after:

General and administration expenses
Depreciation on fixed assets	21,328	22,810
Employee expenses (non R&D related)	1,033,897	992,751
Consultant and director expenses	849,588	750,158
Audit, internal control and other assurance expenses	200,480	204,776
Corporate compliance expenses	377,920	358,097
Office rental	200,704	195,561
Other administrative and office expenses	1,284,713	1,086,398
	3,968,630	3,610,551
Research and development expenses
Employee expenses	1,673,473	1,821,717
Other research and development expenses	4,026,866	7,763,654
	5,700,339	9,585,371
Other operating expenses
Foreign exchange loss / (gain)	660,213	(857,247)
	660,213	(857,247)

4	Income tax expense

(a)	Income tax expense

No income tax expense has arisen in the current or prior years from either current or deferred taxation.

(b)	Numerical reconciliation of income tax expense to prima facie tax payable

	2017 $	2016 $
Profit from continuing operations before income tax expense	(7,542,076)	(7,729,551)
Tax at the Australian tax rate of 27.5% (2016 - 30.0%)	(2,074,071)	(2,318,865)
Tax at the oversea tax rate of 35.0% (2016 - 35.0%)	(28,639)	(11,111)
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
Research and development expenditure (net of tax incentive)	1,079,650	1,743,004
Entertainment	1,466	1,568
Share-based payment	6,727	-
Other non-deductible expenses	86,684	52,653
	(928,183)	(532,751)
(Over)/Under provision of income tax in previous year relating to a revision of estimate	-	4,582,839
Future tax benefits not recognised as an asset	928,183	(4,050,088)
Income tax expense	-	-

66

Notes to the consolidated financial statements

4	Income tax expense (continued)

(c)	Amounts recognised directly in equity

No current or deferred tax amounts have been recognised in equity in the current or prior year.

(d)	Tax losses

	2017 $	2016 $
Unused tax losses for which no deferred tax asset has been recognised	122,272,943	118,920,051
Potential tax benefit @ 27.5% (2016: 30%)- Australia & 35.0% - Overseas	33,625,059	35,687,127

Tax losses can be carried forward indefinitely subject to continuity of ownership and same business test rules.

(e)	Unrecognised temporary differences

	2017 $	2016 $
Temporary differences for which no deferred tax asset has been recognised as recovery is not probable
Section 40-880 deductions	509,497	909,861
Accruals and provisions	948,727	1,686,334
Foreign exchange	656,019	(950,720)
Sundry items	-	9,748
	2,114,243	1,655,223
Unrecognised deferred tax relating to the above temporary differences	581,417	496,567

Potential future income tax benefits attributable to tax losses carried forward have not been brought to account at 30 June 2017 because the Directors do not believe that it is appropriate to regard realisation of the future income tax benefit as probable. The Group tax losses do not expire but are subject to a continuity of ownership test. Realisation of the benefit of tax losses would be subject to the Group satisfying the conditions for deductibility imposed by tax legislation and no subsequent changes in tax legislation adversely impacting the Group. The Group has made no assessment as to the satisfaction of deductibility conditions at 30 June 2017. Similarly, future benefits attributable to net temporary differences have not been brought to account, as the Directors do not regard the realisation of such benefits as probable.

67

Notes to the consolidated financial statements

5	Financial assets and financial liabilities

This note provides information about the group’s financial instruments, including:

•	an overview of all financial instruments held by the group

•	specific information about each type of financial instrument

•	accounting policies (where relevant)

•	information about determining the fair value of the instruments, including judgements and estimation uncertainty involved (if any).

(a)	Trade and other receivables

	30 June 2017			30 June 2016
	Current $	Non- current $	Total $	Current $	Non- current $	Total $
R&D tax incentive receivable	3,022,673	-	3,022,673	4,753,646	-	4,753,646
Accrued interest income	10,104	-	10,104	25,283	-	25,283
Goods and services tax receivable	2,796	-	2,796	7,836	-	7,836
	3,035,573	-	3,035,573	4,786,765	-	4,786,765

R&D tax incentive receivable represents the amount of R&D tax incentive the Group expects to recover. For further details, see note 2.

(i)	Classification as trade and other receivables

Trade receivables and other receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. If collection of the amounts is expected in one year or less they are classified as current assets. If not, they are presented as non-current assets. Trade and other receivables are generally due for settlement within one year and therefore are all classified as current. The Group’s impairment and other accounting policies for trade and other receivables are outlined in notes 10(b) and 20(k) respectively.

(ii)	Fair value of trade and other receivables

Due to the short-term nature of the current receivables, their carrying amount is assumed to be the same as their fair value.

(iii)	Impairment and risk exposure

Information about the impairment of trade and other receivables, their credit quality and the group’s exposure to credit risk, foreign currency risk and interest rate risk can be found in note 10(a) and 10(b).

(b)	Cash and cash equivalents

	30 June 2017 $	30 June 2016 $
Current assets
Cash at bank and in hand	21,884,957	28,593,538

68

Notes to the consolidated financial statements

5	Financial assets and financial liabilities (continued)

(b)	Cash and cash equivalents (continued)

(i)	Classification as cash equivalents

Term deposits are presented as cash equivalents if they have a maturity of three months or less from the date of acquisition. These term deposits have interest rates from 2.15% to 2.50% per annum. See note 20(j) for the group’s other accounting policies on cash and cash equivalents.

(c)	Other financial assets

	30 June 2017			30 June 2016
	Current $	Non- current $	Total $	Current $	Non- current $	Total $
Rental deposits	43,988	-	43,988	-	43,988	43,988
Prepayments	285,613	-	285,613	276,504	-	276,504
	329,601	-	329,601	276,504	43,988	320,492

Rental deposits had term of 12 months as at 30 June 2017, earning an interest rate of 2.55% per annum.

(d)	Trade and other payables

		30 June 2017			30 June 2016
	Notes	Current $	Non- current $	Total $	Current $	Non- current $	Total $
Trade payables		65,049	-	65,049	311,719	-	311,719
Accrued expenses	5(d)(i)	805,239	-	805,239	1,436,847	-	1,436,847
Other payables		22,146	-	22,146	-	-	-
		892,434	-	892,434	1,748,566	-	1,748,566

Trade payables are unsecured and are usually paid within 30 days of recognition.

The carrying amounts of trade and other payables are assumed to be the same as their fair values, due to their short-term nature.

(i)	Accrued expenses

	30 June 2017			30 June 2016
	Current $	Non- current $	Total $	Current $	Non- current $	Total $
R&D accruals	475,854	-	475,854	1,178,656	-	1,178,656
Other accrued expenses	329,385	-	329,385	258,191	-	258,191
	805,239	-	805,239	1,436,847	-	1,436,847

69

Notes to the consolidated financial statements

5	Financial assets and financial liabilities (continued)

(e)	Recognised fair value measurements

The carrying amount of financial assets and financial liabilities recorded in the financial statements represents their respective fair values determined in accordance with the accounting policies disclosed in note 20.

Financial instruments measured at fair value

The financial instruments recognised at fair value in the consolidated statement of financial position have been analysed and classified using a fair value hierarchy reflecting the significance of the inputs used in making the measurements. The fair value hierarchy consists of the following levels:

Level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the end of the reporting period.

Level 2: The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques which maximise the use of observable market data and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

In 2017 and 2016, none of the Group’s assets and liabilities had their fair value determined using the fair value hierarchy. No transfers between the levels of the fair value hierarchy occurred during the current or previous years.

6	Non-financial assets and liabilities

This note provides information about the group’s non-financial assets and liabilities, including:

•	specific information about each type of non-financial asset and non-financial liability

•	provisions (note 6(a))

•	accounting policies

(a)	Provisions

		30 June 2017			30 June 2016
	Notes	Current $	Non- current $	Total $	Current $	Non- current $	Total $
Annual leave		298,508	-	298,508	288,122	-	288,122
Long service leave		399,530	440	399,970	320,649	470	321,119
		698,038	440	698,478	608,771	470	609,241

A provision has been recognised for employee entitlements relating to long service leave. In calculating the present value of future cash flows in respect of long service leave, the probability of long service leave being taken is based on historical data. The measurement and recognition criteria relating to employee benefits has been included in note 20 to this report.

70

Notes to the consolidated financial statements

6	Non-financial assets and liabilities (continued)

(a)	Provisions (continued)

(i)	Amounts not expected to be settled within the next 12 months

The current provision for long service leave includes all unconditional entitlements where employees have completed the required period of service and also those where employees are entitled to pro-rata payments in certain circumstances. The entire amount is presented as current, since the Group does not have an unconditional right to defer settlement. However, based on past experience, the Group does not expect all employees to take the full amount of accrued long service leave or require payment within the next 12 months.

(ii)	Movements in provisions

2016	Annual leave $	Long service leave $	Total $
Carrying amount at the start of the year	261,823	295,204	557,027
- additional provisions recognised	165,384	25,915	191,299
Amounts used during the year	(139,085)	-	(139,085)
Carrying amount at end of year	288,122	321,119	609,241

2017	Annual leave $	Long service leave $	Total $
Carrying amount at the start of the year	288,122	321,119	609,241
- additional provisions recognised	134,198	78,851	213,049
Amounts used during the year	(123,812)	-	(123,812)
Carrying amount at end of year	298,508	399,970	698,478

7	Equity

(a)	Contributed equity

	Notes	30 June 2017 Shares	30 June 2016 Shares	30 June 2017 $	30 June 2016 $
Ordinary shares - fully paid	7(a)(i), 7(a)(ii)	533,891,470	533,891,470	144,018,006	144,177,570
Options over fully paid ordinary shares	7(a)(iii)	-	-	-	2,701,644
		533,891,470	533,891,470	144,018,006	146,879,214

(i)	Movements in ordinary share:

Details	Number of shares	$
Opening balance 1 July 2015	533,891,470	144,194,070
Shares issued during the year	-	(16,500)
Balance 30 June 2016	533,891,470	144,177,570
Transaction costs	-	(159,564)
Balance 30 June 2017	533,891,470	144,018,006

71

Notes to the consolidated financial statements

7	Equity (continued)

(a)	Contributed equity (continued)

Details of shares issued during the years:

			Issue price	Amount
2017	Details	Number	$	$

	No shares were issued during the year	-	-	-
		-		-

			Issue price	Amount
2016	Details	Number	$	$

1-Jul-15	Reverse proposed issue to a consultant	-	-	(16,500)
		-		(16,500)

(ii)	Ordinary shares

Ordinary shares have no par value and the Group does not have a limited amount of authorised capital. On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll, each share is entitled to one vote.

(iii)	Options over fully paid ordinary shares

Details	Number of options	$
Opening balance 1 July 2015	-	2,701,644
Balance 30 June 2016	-	2,701,644
Reclassify expired options to accumulated losses	-	(2,701,644)
Balance 30 June 2017	-	-

(b)	Accumulated losses

Movements in accumulated losses were as follows:

	Notes	30 June 2017 $	30 June 2016 $
Balance at the beginning of the year		124,875,182	117,145,631
Net loss for the year		7,542,076	7,729,551
Reclassify expired options from contributed equity	7(a)(iii)	(2,701,644)	-
Reclassify expired options from reserves (1)	7(c)(i)	(5,098,165)	-
Reclassify expired options/warrants from reserves (1)		(1,968,997)	-
Balance at the end of the year		122,648,452	124,875,182

(1)	Reclassification of options over fully paid ordinary shares, options and warrants over ADRs.

72

Notes to the consolidated financial statements

7	Equity (continued)

(c)	Reserves

Share based payment reserve	Notes	30 June 2017 Options/ Warrants	30 June 2016 Options/ Warrants	30 June 2017 $	30 June 2016 $

Options over fully paid ordinary shares	7(c)(i)	26,826,063	19,395,582	2,320,480	7,394,184
Options over ADRs	7(c)(ii)	-	-	-	1,515,434
Warrants over ADRs	7(c)(ii)	-	-	-	453,563
		26,826,063	19,395,582	2,320,480	9,363,181

(i)	Options over fully paid ordinary shares

During the year ended 30 June 2017, the following options were issued to its employees under the 2004 Employees, Directors and Consultants Share and Option Plan (2016: nil). For further details, see note 16. The table below also presents the number of options expired during the year then ended.

			Option fair value	Amount
2017	Details	Number	$	$

20 Mar 2017	Options expired during the period	(1,119,519)	0.096	(109,265)
19 May 2017	Options issued to employees under the 2004 Plan	8,550,000		24,460
30 Jun 2017	Reclassification of expired options in prior period to accumulated losses	-		(5,098,165)
		7,430,481		(5,182,970)

There have been no options over fully paid ordinary shares exercised or forfeited during the current and prior years.

(ii)	Options and warrants over ADRs

The value of options and warrants over ADRs expired during prior reporting periods have been reclassified to accumulated losses, see note 7(b).

(iii)	Nature and purpose of reserves

The share based payments reserve is used to recognise the fair value of options and warrants issued to employees and consultants but not exercised.

73

Notes to the consolidated financial statements

8	Cash flow information

(a)	Reconciliation of profit after income tax to net cash inflow from operating activities

	30 June 2017 $	30 June 2016 $
Loss for the year	(7,542,076)	(7,729,551)
Adjustment for Depreciation	21,328	22,810
Non-cash share-based payments expense	24,460	(16,500)
Net foreign exchange differences	656,019	(950,720)
Change in operating assets and liabilities:
Increase in provisions	89,237	52,214
Decrease in accounts receivable	1,746,152	1,734,389
Increase in other current assets	(4,069)	(115,643)
Decrease in accounts payable	(856,131)	(403,449)
Decrease in other current liabilities	-	(12,076)
Net cash outflow from operating activities	(5,865,080)	(7,418,526)

(b)	Non-cash investing and financing activities

There have been no non-cash investing and financing activities during the current and prior year.

74

Notes to the consolidated financial statements

Risk

This section of the notes discusses the group’s exposure to various risks and shows how these could affect the group’s financial position and performance.

9	Critical estimates, judgements and errors	76
10	Financial risk management	77
11	Capital management	80

75

Notes to the consolidated financial statements

9	Critical estimates, judgements and errors

The preparation of financial statements requires the use of accounting estimates which, by definition, will seldom equal the actual results. Management also needs to exercise judgement in applying the group’s accounting policies.

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a)	Going concern basis

The Group is a development stage medical biotechnology company and as such expects to be utilising cash until its research activities have become marketable. For the year ended 30 June 2017, the Group incurred an operating loss of $7,542,076 (2016: $7,729,551) and an operating cash outflow of $5,865,080 (2016: $7,418,526). As at 30 June 2017, the net assets of the Group stood at $23,690,034 (2016: $31,367,213) and the cash position has decreased to $21,884,957 from $28,593,538 million at 30 June 2016.

Cash on hand at 30 June 2017 are considered sufficient to meet the Group’s forecast cash outflows for at least 12 months from the date of this report. While there is uncertainty in the Group’s cash flow forecast in relation to the phasing of proposed expenditure on research and development which may impact the forecast cash position, the Directors believe the Group will be able to maintain sufficient cash reserves through a range of options, including:

•	The Group continues to pursue raising additional funds through alternative funding structures and has a strong history of raising capital. The Group had an existing “at the market” (ATM) facility through which it could raise additional funds of up to US$44.5 million by the sale of American Depositary Receipts (“ADRs”). This facility, established through the filing of a shelf registration statement on Form F-3 with the United States Securities and Exchange Commission in November 2014 has been a successful source of raising funds. In prior reporting periods, the Group has raised A$46.5 million (US$42.5 million) under this and a previous ATM facility. While this facility expires in November 2017, the Group is in the process of completing a new shelf registration which is expected to be completed prior to the expiration of the current registration.

•	The Group has on issue a total of 26.8 million unlisted, unexercised options. The options have exercise prices ranging from A$0.07 to A$1.12. If all unlisted options were exercised, the Group would receive consideration of A$7.9 million in total. Although the exercise of options may be available, it is not in the Group’s control to receive this consideration.

•	Notwithstanding, in the event that the Group will not have sufficient funds to effect its current plans through the above mentioned methods, the Group has the ability to scale down its operations and prioritise its research and development programs.

In addition to these options, the Group has recorded a Trade and Other Receivable at 30 June 2017 in the amount of $3,022,673 from the Australian Taxation Office in respect of its 2017 research and development tax incentive claim. The Group expects to receive this amount during the 12 months ended 30 June 2018.

On this basis, the Directors are satisfied that the Group is a going concern at this time and are of the opinion that no asset is likely to be realised for an amount less than the amount at which it is recorded in the consolidated statement of financial position as at 30 June 2017.

Therefore, no adjustments have been made to the financial report relating to the recoverability and classification of the asset carrying amounts or the classification of liabilities that might be necessary should the Group not continue as a going concern.

(b)	R&D tax incentive

Refer to note 2 for details.

76

Notes to the consolidated financial statements

9	Critical estimates, judgements and errors (continued)

(c)	Share-based payments

The value attributed to share options and remuneration shares issued is an estimate calculated using an appropriate mathematical formula based on an option-pricing model. The choice of models and the resultant option value require assumptions to be made in relation to the likelihood and timing of the conversion of the options to shares and the value and volatility of the price of the underlying shares.

Refer to note 16 for more details.

10	Financial risk management

The Group’s activities expose it to a variety of financial risks including market risk, credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. Risk management is carried out under policies approved by the Board of Directors and overseen by the Audit Committee.

(a)	Market risk

(i)	Foreign exchange risk

The Group engages in international purchase transactions and is exposed to foreign currency risk arising from various currency exposures, primarily with respect to the Australian dollar. The parent entity also has exposure to foreign exchange risk in the currency cash reserves it holds to meet its foreign currency payments. The Group does not make use of derivative financial instruments to hedge foreign exchange risk.

The following financial assets and liabilities are subject to foreign currency risk, the currency of the original amounts are displayed in brackets, all the amounts in the table below are displayed in $AUD at year-end spot rates:

Exposure

The Group’s exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollar, was as follows:

	30 June 2017			30 June 2016
	USD $	EUR $	GBP $	USD $	EUR $	GBP $
Cash and cash equivalents	17,508,482	164	1,421	21,890,509	-	-
Trade and other payables	(6,509)	-	-	(36,348)	(10,176)	(2,437)
Total exposure	17,501,973	164	1,421	21,854,161	(10,176)	(2,437)

Sensitivity

As shown in the table above, the group is primarily exposed to changes in USD/AUD exchange rates. The sensitivity of profit or loss to changes in the exchange rates arises mainly from US-dollar denominated financial instruments and the impact on other components of equity arises from foreign forward exchange contracts designated as cash flow hedges.

The Group has conducted a sensitivity analysis of the Group’s exposure to foreign currency risk. The Group is currently exposed to the US dollar (USD), Euro (EUR) and British Pound (GBP). Other than the USD, the Group’s exposure to EUR and GBP is deemed as insignificant. The sensitivity analysis is conducted on a currency by currency basis using the sensitivity analysis variable, which has been based on the average annual movement in the AUD/USD exchange rate over the past 5 years based on the year-end spot rates, which is 7.96% (2016: 3%).

Based on the financial instruments held at 30 June 2017, had the Australian dollar weakened/strengthened by 7.96% against the USD with all other variables held constant, the Group’s post-tax profit for the year would have been A$1,392,754 lower/higher (2016: $634,419 lower/higher).

77

Notes to the consolidated financial statements

10	Financial risk management (continued)

(a)	Market risk (continued)

(ii)	Interest rate risk

The Group’s exposure to interest rate risk, which is the risk that a financial instruments value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rates on classes of financial assets and financial liabilities.

The Group’s exposure to interest rate risk has not changed since the prior year.

2017	Weighted average effective interest rate %	Floating interest rate $	Fixed interest rate - within 1 year $	Fixed interest rate - 1 to 5 years $	Fixed interest rate - over 5 years $	Non-interest bearing $	Total $
Financial assets
Cash and cash equivalents	0.33	18,680,923	3,150,000	-	-	54,034	21,884,957
Receivables	-	-	-	-	-	3,035,573	3,035,573
Other current assets	2.55	-	43,988	-	-	285,613	329,604
Total financial assets	2.88	18,680,923	3,193,988	-	-	3,375,220	25,250,134
Financial liabilities
Trade and other payables	-	-	-	-	-	(892,434)	(892,434)
Total financial liabilities	-	-	-	-	-	(892,434)	(892,434)

78

Notes to the consolidated financial statements

10	Financial risk management (continued)

(a)	Market risk (continued)

2016	Weighted average effective interest rate %	Floating interest rate $	Fixed interest rate - within 1 year $	Fixed interest rate - 1 to 5 years $	Fixed interest rate - over 5 years $	Non-interest bearing $	Total $
Financial assets
Cash and cash equivalents	0.68	22,440,074	6,150,000	-	-	3,464	28,593,538
Receivables	-	-	-	-	-	4,786,765	4,786,765
Other current assets	-	-	-	-	-	276,504	276,504
Other non-current assets	2.85	-	-	43,988	-	-	43,988
Total financial assets	3.53	22,440,074	6,150,000	43,988	-	5,066,733	33,700,795
Financial liabilities
Trade and other payables	-	-	-	-	-	(1,748,566)	(1,748,566)
Total financial liabilities	-	-	-	-	-	(1,748,566)	(1,748,566)

There has been no change to the Group’s exposure to interest rate risk or the manner in which it manages and measures its risk in the current year.

Sensitivity

An increase or decrease of 1% in interest rates at the reporting date would have the following increase/(decrease) effect on after tax loss and equity. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis is performed on the same basis for 2016. The percentage change is based on the expected volatility of interest rates using market data and analysts’ forecasts.

	Impact on post-tax profit
	2017 $	2016 $
Interest rates - increase by 100 basis points	186,809	224,401
Interest rates - decrease by 100 basis points	(186,809)	(224,401)

79

Notes to the consolidated financial statements

10	Financial risk management (continued)

(b)	Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group has no significant concentration of credit risk and it is not the Group’s policy to hedge credit risk.

The Group ensures that surplus cash is invested with financial institutions of appropriate credit worthiness and limits the amount of credit exposure to any one counter party. The financial institution where all cash is invested has a Standard and Poors Rating of AA- as at 30 June 2017.

There has been no significant change in the Group’s exposure to credit risk since the previous year. The carrying amount of the Group’s financial assets represent the maximum credit exposure.

(c)	Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities. The Group manages liquidity risk by maintaining sufficient bank balances to fund its operations.

Management monitors rolling forecasts of the Group’s liquidity reserve on the basis of expected cash flows.

Maturities of financial liabilities

Contractual maturities of financial liabilities	Less than 6 months	6 - 12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cash flows	Carrying amount (assets)/ liabilities
At 30 June 2017	$	$	$	$	$	$	$

Trade and other payables	892,434	-	-	-	-	892,434	892,434
Total	892,434	-	-	-	-	892,434	892,434

At 30 June 2016
Trade and other payables	1,748,566	-	-	-	-	1,748,566	1,748,566
Total	1,748,566	-	-	-	-	1,748,566	1,748,566

11	Capital management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern and to maintain an optimal capital structure so as to maximise shareholder value. In order to maintain or achieve an optimal capital structure, the Group may issue new shares or reduce its capital, subject to the provisions of the Group’s constitution. The capital structure of the Group consists of equity attributed to equity holders of the Group, comprising contributed equity, accumulated losses and reserves disclosed in notes 7(a), 7(b) and 7(c). By monitoring undiscounted cash flow forecasts and actual cash flows provided to the Board by the Group’s Management the Board monitors the need to raise additional equity from the equity markets.

80

Notes to the consolidated financial statements

Unrecognised items

This section of the notes provides information about items that are not recognised in the financial statements as they do not (yet) satisfy the recognition criteria.

In addition to the items and transactions disclosed below, there are also:

(a)	Unrecognised tax amounts – see note 6
(b)	Non-cash investing and financing transactions – see note 10(b).

12	Contingent liabilities and contingent assets	82
13	Commitments	82
14	Events occurring after the reporting period	82

81

Notes to the consolidated financial statements

12	Contingent liabilities and contingent assets

There are no contingent assets or liabilities at the date of this report. The Group is not involved in any legal or arbitration proceedings and, so far as the Directors are aware, no such proceedings are pending or threatened against the Group.

13	Commitments

(a)	Non-cancellable operating leases

Expenditure commitments relating to operating leases as detailed below, relate to the Group.

	30 June 2017 $	30 June 2016 $
Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:
Within one year	44,521	145,610
Later than one year but not later than five years	3,809	48,330
Later than five years	-	-
	48,330	193,940

The property lease is a non-cancellable lease with an 18-month term, with rent payable monthly in advance. The lease expires on 30 September 2017.

(b)	Remuneration commitments

Amounts disclosed as remuneration commitments include commitments arising from the service contracts of key management personnel referred to in the remuneration report on pages 39 to 41 that are not recognised as liabilities and are not included in the key management personnel compensation.

14	Events occurring after the reporting period

No matter or circumstance has occurred subsequent to year end that has significantly affected, or may significantly affect, the operations of the Group, the results of those operations or the state of affairs of the Group or economic entity in subsequent financial years.

82

Notes to the consolidated financial statements

Other information

This section of the notes includes other information that must be disclosed to comply with the accounting standards and other pronouncements, but that is not immediately related to individual line items in the financial statements.

15	Related party transactions	84
16	Share-based payments	85
17	Remuneration of auditors	87
18	Earnings per share	88
19	Parent entity financial information	89
20	Summary of significant accounting policies	90

83

Notes to the consolidated financial statements

15	Related party transactions

(a)	Parent entity

Prana Biotechnology Limited, a company limited by shares that was incorporated in and is domiciled in Australia is the parent entity of the Group. The financial information for the parent entity is disclosed in note 19.

(b)	Subsidiaries

The parent entity has two wholly owned subsidiaries:

•	Prana Biotechnology Inc., a company limited by shares that was incorporated in and is domiciled in the United States; and
•	Prana Biotechnology UK Ltd, a company limited by shares that was incorporated in and is domiciled in the United Kingdom.

(c)	Key management personnel compensation

	2017 $	2016 $
Short-term employee benefits	1,537,198	1,429,615
Post-employment benefits	87,465	95,117
Long-term benefits	28,600	13,817
Share-based payments	16,307	-
	1,669,570	1,538,549

Detailed remuneration disclosures are provided in the remuneration report on pages 33 to 43.

(d)	Transactions with other related parties

The following transactions occurred with related parties:

•	Prof. Ira Shoulson provides consulting services to the Group in a separate capacity to his position as Non-Executive Director. Total cash compensation of $223,201 was paid to Prof. Ira Shoulson for the period from 1 July 2016 to 30 June 2017 in his capacity as a consultant to the Group.
•	During the year ended 30 June 2017, the Group paid a total of $80,000 (excl. GST) in advisory fees to Montoya Pty Ltd, an associated entity of Mr. Lawrence Gozlan, a Non-Executive Director of the Group.

There were no other related party transactions other than those related to Director and Key Management Personnel remuneration and equity and transactions by the parent with its subsidiaries.

84

Notes to the consolidated financial statements

16	Share-based payments

(a)	Employee and Consultant Plan

At the Annual General Meeting held on 17 November 2004, Shareholders approved the establishment of a new Employee and Consultant Plan designed to reward Executives, Employees and/or Consultants for their contributions to the consolidated entity. The plan is to be used as a method of retaining key personnel for the growth and development of the Group’s intellectual property rights. Due to the Group’s US presence, a US plan and an Australian plan were developed. At 30 June 2017 equity had been issued to 1 previous Director, while a Director, under the US plan and 5 Directors, 3 Key Management Personnel, 9 employees and 10 consultants under the Australian Plan.

(i)	2004 Australian Employee, Directors and Consultants Share and Option Plan - Shares

	2017 Number of shares	2016 Number of shares
Outstanding at the beginning of the year	13,277,715	13,277,715
Granted	-	-
Forfeited	-	-
Exercised Options	-	-
Outstanding at the end of the year	13,277,715	13,277,715

(ii)	2004 Australian Employee, Directors and Consultants Share and Option Plan - Options

	2017		2016
	Average exercise price per share option $	Number of options	Average exercise price per share option $	Number of options
As at 1 July	0.38	19,395,582	0.38	19,395,582
Granted during the year	0.07	8,550,000	-	-
Exercised during the year	-	-	-	-
Forfeited/expired during the year	0.25	(1,119,519)	-	-
As at 30 June	0.29	26,826,063	0.38	19,395,582

85

Notes to the consolidated financial statements

16	Share-based payments (continued)

(a)	Employee and Consultant Plan (continued)

Share options outstanding at the end of the year have the following expiry date and exercise prices.

Series	Grant date	Expiry date	Exercise price	Share options	Share options
				30 June 2017	30 June 2016
PBTAA	25-Oct-13	24-Oct-18	$0.61	200,000	200,000
PBTAB	3-Oct-14	2-Oct-18	$0.34	1,000,000	1,000,000
PBTAC	26-June-13	25-Jun-18	$0.37	1,649,573	1,649,573
PBTAD	4-Nov-13	3-Nov-18	$0.73	360,000	360,000
PBTAE	13-Dec-13	11-Dec-18	$1.04	1,200,000	1,200,000
PBTAF	7-Feb-14	5-Feb-19	$1.12	100,000	100,000
PBTAG	7-Apr-14	6-Apr-18	$0.25	1,200,000	1,200,000
PBTAH	19-Feb-15	18-Feb-20	$0.26	2,000,000	2,000,000
PBTAQ	12-Dec-12	13-Dec-17	$0.33	8,500,000	8,500,000
PBTAR	27-May-15	25-May-20	$0.27	1,400,000	1,400,000
PBTAW	21-Mar-12	20-Mar-17	$0.25	-	1,119,519
PBTAY	5-Aug-13	4-Aug-18	$0.66	306,490	306,490
PBTAZ	2-Oct-13	1-Oct-18	$0.66	360,000	360,000
PBTAS	7-Jun-17	6-Jun-22	$0.07	8,550,000	-
				26,826,063	19,395,582
Weighted average remaining contractual life of options outstanding at end of period				2.34	2.04

1,119,519 options expired during the periods ending 30 June 2017.

Life of the Option

The life is the time period from grant date through to expiry.

Share price volatility

Historical volatility has been the basis for determining expected share price volatility as it is assumed that this is indicative of future movements. The life of the options is based on historical exercise patterns, which may not eventuate in the future.

Dividend yield

The Group has yet to pay a dividend so it has been assumed the dividend yield on the shares underlying the options will be 0%.

Risk free interest rate

This has been sourced from the Reserve Bank of Australia historical interest rate tables for government bonds.

86

Notes to the consolidated financial statements

16	Share-based payments (continued)

(a)	Employee and Consultant Plan (continued)

Model inputs

Series	Grant date	Exercise price	Share price at Grant date	Expected share price volatility	Years to expiry	Dividend yield	Risk-free interest rate
		$	$

PBTAY	5-Aug-13	0.66	0.38	62.00%	5.00	0%	3.05%
PBTAZ	2-Oct-13	0.66	0.41	61.00%	5.00	0%	3.24%
PBTAA	25-Oct-13	0.61	0.38	63.60%	5.00	0%	3.31%
PBTAD	4-Nov-13	0.73	0.44	68.80%	5.00	0%	3.46%
PBTAE	13-Dec-13	1.04	0.69	70.70%	5.00	0%	3.45%
PBTAF	7-Feb-14	1.12	1.18	58.50%	5.00	0%	3.44%
PBTAG	7-Apr-14	0.25	0.23	289.40%	4.00	0%	3.02%
PBTAB	3-Oct-14	0.34	0.22	130.50%	4.00	0%	2.71%
PBTAH	19-Feb-15	0.26	0.16	74.80%	5.00	0%	2.00%
PBTAR	27-May-15	0.27	0.17	69.40%	5.00	0%	2.25%
PBTAS	7-Jun-17	0.07	0.05	100%	5.00	0%	1.97%

The closing share market price of an ordinary share of Prana Biotechnology Limited on the Australian Securities Exchange at 30 June 2017 was $0.05 (30 June 2016: $0.10).

(b)	Options issued outside of the Employee and Consultant Plan

There were no options granted during the year ended 30 June 2017 and 30 June 2016 outside of the plan.

There are no options outstanding at 30 June 2017. All equity issued outside of the plan has been expensed in prior periods.

17	Remuneration of auditors

During the year the following fees were paid or payable for services provided by the auditor of the parent entity, its related practices and non-related audit firms:

	2017 $	2016 $
Audit and other assurance services
Audit and review of financial statements	260,645	166,479
Other assurance services
Audit and review of internal controls	20,590	38,297
Total remuneration for audit and other assurance services	281,235	204,776

An amount of $80,755 related to the issuance of a comfort letter was included in the total Audit and review of financial statements above during the 2017 financial year (2016: nil).

87

Notes to the consolidated financial statements

18	Loss per share

(a)	Basic loss per share

	2017 Cents	2016 Cents
From continuing operations attributable to the ordinary equity holders of the company	1.41	1.45

(b)	Diluted loss per share

	2017 Cents	2016 Cents
From continuing operations attributable to the ordinary equity holders of the company	1.41	1.45

(c)	Reconciliation of loss used in calculating earnings per share

	2017 $	2016 $
Basic loss per share
Loss attributable to the ordinary equity holders of the Group used in calculating basic loss per share:	7,542,076	7,729,551

Diluted loss per share
Loss attributable to the ordinary equity holders of the Group used in calculating basic loss per share:	7,542,076	7,729,551

(d)	Weighted average number of shares used as the denominator

	2017 Number	2016 Number
Weighted average number of ordinary shares used as the denominator in calculating basic and diluted loss per share	533,891,470	533,891,470

(e)	Information concerning the classification of securities

Options that are considered to be potential ordinary shares are excluded from the weighted average number of ordinary shares used in the calculation of basic loss per share. All the options on issue have been excluded from the calculation of diluted loss per share.

88

Notes to the consolidated financial statements

19	Parent entity financial information

The individual financial statements for the parent entity shows the following aggregate amounts:

	30 June	30 June
	2017	2016
	$	$
Statement of financial position
Current assets	25,250,131	33,656,807
Non-current assets	637,101	292,469
Total assets	25,887,232	33,949,276
Current liabilities	(1,587,216)	(2,353,903)
Non-current liabilities	(440)	(470)
Total liabilities	(1,587,656)	(2,354,373)
Shareholders’ equity
Contributed equity	(144,018,006)	(146,879,214)
Reserves	(2,320,480)	(9,363,181)
Retained earnings	122,038,910	124,647,492
Total equity	(24,299,576)	(31,594,903)

Statement of profit or loss and other comprehensive income
Loss for the year	(7,160,224)	(7,506,279)
Total comprehensive loss for the year	(7,160,224)	(7,506,279)

89

Notes to the consolidated financial statements

20	Summary of significant accounting policies

This note provides a list of all significant accounting policies adopted in the preparation of this consolidated financial statements. These policies have been consistently applied to all the years presented, unless otherwise stated. The consolidated financial statements are for the Group consisting of Prana Biotechnology Limited and its subsidiaries.

(a)	Basis of preparation

This general purpose consolidated financial statements has been prepared in accordance with Australian Accounting Standards and interpretations issued by the Australian Accounting Standards Board and the Corporations Act 2001. Prana Biotechnology Limited is a for-profit entity for the purpose of preparing the consolidated financial statements.

(i)	Compliance with Australian Accounting Standards - Reduced Disclosure Requirements

The consolidated financial statements of the Prana Biotechnology Limited Group complies with Australian Accounting Standards - Reduced Disclosure Requirements as issued by the Australian Accounting Standards Board (AASB).

(ii)	Compliance with IFRS

The consolidated financial statements of the Prana Biotechnology Limited Group also complies with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

(iii)	Historical cost convention

This consolidated financial statements have been prepared under the historical cost basis.

(iv)	New and amended standards adopted by the group

The group has applied the following standards and amendments for first time in their annual reporting period commencing 1 July 2016:

•	AASB 2014-1 Amendments to Australian Accounting Standards (including Part A: Annual Improvements 2010-2012 and 2011-2013 Cycles and Part B: Defined Benefit Plans: Employee Contributions - Amendments to AASB 119)

The adoption of AASB 2013-3 had a small impact on the impairment disclosures and AASB 2014-1 has required additional disclosures in our segment note. Other than that, the adoption of these standards did not have any impact on the current period or any prior period and is not likely to affect future periods.

(v)	New standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2017 reporting periods and have not been early adopted by the Group. The Group’s assessment of the impact of these new standards and interpretations is set out below.

90

Notes to the consolidated financial statements

20	Summary of significant accounting policies (continued)

(a)	Basis of preparation (continued)

Title	Nature of change	Impact	Application date
AASB 15 Revenue from Contracts with Customers

The AASB has issued a new standard for the recognition of revenue. This will replace AASB 118 which covers revenue arising from the sale of goods and the rendering of services and AASB 111 which covers construction contracts.

The new standard is based on the principle that revenue is recognised when control of a good or service transfers to a customer.

The standard permits either a full retrospective or a modified retrospective approach for the adoption.

		The Group is currently not generating revenue from contracts with customers and thus the impact is expected to be nil. The Group will consider the impact when revenue is generated.	Mandatory for financial years commencing on or after 1 January 2018, but available for early adoption. Expected date of adoption by the group: 1 January 2018.
AASB 9 Financial Instruments	AASB 9 addresses the classification, measurement and derecognition of financial assets and financial liabilities, introduces new rules for hedge accounting and a new impairment model for financial assets.	The Group is still determining if there will be any potential impact.	Must be applied for financial years commencing on or after 1 January 2018.
AASB 16 Leases

AASB 16 was issued in February 2016. It will result in almost all leases being recognised on the balance sheet, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognised. The only exceptions are short term and low-value leases.

The accounting for lessors will not significantly change.

The standard will affect primarily the accounting for the group’s operating leases. As at the reporting date, the group has non-cancellable operating lease commitments of $48,330, see note 13. However, the group has not yet determined to what extent these commitments will result in the recognition of an asset and a liability for future payments and how this will affect the group’s profit and classification of cash flows.

Mandatory for financial years commencing on or after 1 January 2019. At this stage, the group does not intend to adopt the standard before its effective date.

There are no other standards that are not yet effective and that would be expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

91

Notes to the consolidated financial statements

20	Summary of significant accounting policies (continued)

(b)	Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Prana Biotechnology Limited as at 30 June 2017 and the results of all subsidiaries for the year then ended. Prana Biotechnology Limited and its subsidiaries together are referred to in this financial report as the Group.

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

In preparing the consolidated financial statements, all inter-company balances and transactions, and unrealised profits/losses arising within the consolidated entity are eliminated in full. Investments in subsidiaries are accounted for at cost in the individual financial statements of Prana Biotechnology Limited.

(c)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer of Prana Biotechnology Limited. For the current and previous reporting periods, the Group operated in one segment, being research into Parkinsonian disorders, Alzheimer’s disease, Huntington disease and other neurodegenerative disorders.

(d)	Foreign currency translation

(i)	Functional and presentation currency

Items included in the consolidated financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Australian dollars ($), which is Prana Biotechnology Limited’s functional and presentation currency.

(ii)	Transactions and balances

All foreign currency transactions during the financial year are brought to account using the exchange rate in effect at the date of the transaction (spot rates). Foreign currency monetary items at reporting date are translated at the exchange rate existing at reporting date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined.

Exchange differences are recognised in the Statement of Profit or Loss and Other Comprehensive Income in the period in which they arise except for exchange difference on monetary items receivable from or payable to a foreign operation for which settlement is neither planned or likely to occur, which form part of the net investment in a foreign operation, are recognised in the foreign currency translation reserve and recognised in profit or loss on disposal of the net investment.

92

Notes to the consolidated financial statements

20	Summary of significant accounting policies (continued)

(d)	Foreign currency translation (continued)

(iii)	Group companies

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that consolidated statement of financial position,

•	income and expenses for each consolidated income statement and consolidated statement of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

•	all resulting exchange differences are recognised in other comprehensive income.

(e)	Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. Revenue is made up of interest income which is recognised on a time proportion basis using the effective interest method.

(f)	Grants

Grants are recognised when there is reasonable assurance that the grant will be received and all grant conditions will be complied with.

When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is expected to compensate.

(g)	Income tax

The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Group’s subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognised if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

The deferred tax liabilities in relation to investment property that is measured at fair value is determined assuming the property will be recovered entirely through sale.

Deferred tax assets are recognised only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in foreign operations where the company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

93

Notes to the consolidated financial statements

20	Summary of significant accounting policies (continued)

(g)	Income tax (continued)

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Current and deferred tax is recognised in profit or loss, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.

The Group has significant unused tax losses and as such a significant deferred tax asset; however, the deferred tax asset has not been recognised, as it is not probable that future taxable profit will be available which the unused losses and unused tax credits can be utilised, given the nature of the Group’s business (research and development) and its history of losses.

(h)	Leases

Leases in which a significant portion of the risks and rewards of ownership are not transferred to the Group as lessee are classified as operating leases (note 13).

Operating lease payments are recognised as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

(i)	Impairment of assets

At each reporting date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any).

Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Intangible assets not yet available for use are tested for impairment annually and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised in the consolidated statement of profit or loss and other comprehensive income immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is reversed to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognised in the consolidated statement of profit or loss and other comprehensive income immediately.

(j)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less.

94

Notes to the consolidated financial statements

20	Summary of significant accounting policies (continued)

(k)	Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. See note 5(a) for further information about the group’s accounting for trade receivables and note 10(b) for a description of the Group’s impairment policies.

(l)	Warrants and options

Under AASB 132 Financial Instruments: Disclosure and Presentation (‘AASB 132’), options and warrants issued for other than goods and services that are exercisable in a currency other than the functional currency of the Group and meet the definition of a liability are recorded as financial liabilities rather than equity. Refer to accounting policy 20(p) for the accounting policy for warrants and options issued as share-based payments for goods or services.

Warrants and options recorded as financial liabilities under AASB 132 are valued at fair value using the Black-Scholes model. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations. At each reporting date, the options and warrants are re-valued to their current fair value, with the difference in fair value recorded in the consolidated statement of profit or loss and other comprehensive income.

(m)	Property, plant and equipment

All property, plant and equipment is stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognised when replaced. All other repairs and maintenance are charged to profit or loss during the reporting period in which they are incurred.

(n)	Intangible assets

Research and development

Expenditure during the research phase of a project is recognised as an expense when incurred. Where no internally generated intangible assets can be recognised, development expenditure is recognised as an expense in the period as incurred. Development costs are capitalised if and only if, all of the following are demonstrated:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale;

•	the intention to complete the intangible asset and use or sell it;

•	the ability to use or sell the intangible asset;

•	how the intangible asset will generate probable future economic benefits;

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

•	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

Internally-generated intangible assets, capitalised development costs, are stated at cost less accumulated amortisation and impairment, and are amortised on a straight-line basis over their useful lives from the point at which the asset is ready for use.

95

Notes to the consolidated financial statements

20	Summary of significant accounting policies (continued)

(o)	Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months from the reporting date. They are recognised initially at their fair value and subsequently measured at amortised cost using the effective interest method.

(p)	Share-based payments

Equity-based compensation benefits are provided to directors, employees and consultants via the 2004 Australian Employee, Directors and Consultants Share and Option Plan & the 2004 US Employee, Directors and Consultants Share and Option Plan. Information relating to these plans is set out in note 16.

The fair value of options granted under the 2004 Australian & US Employee, Directors and Consultants Share and Option Plan is recognised as an expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the recipients become unconditionally entitled to the options.

The fair value at grant date is determined using a Black-Scholes (for options without market condition) and Barrier Pricing (for options with market conditions) model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations. The expected price volatility is based on historical volatility, going back the number of years based on the life of the option.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of shares that will eventually vest.

(q)	Provisions

Provisions are recognised when the Group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably estimated.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the liability. The increase in the provision due to the passage of time is recognised as interest expense.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognised as an asset if it is virtually certain that recovery will be received and the amount of the receivable can be measured reliably.

(r)	Employee benefits

(i)	Short-term obligations

Short-term employee benefits are benefits (other than termination benefits) that are expected to be settled wholly before 12 months after the end of the annual reporting period in which the employees render the related service, including wages, and salaries. Short-term employee benefits are measured at the (undiscounted) amounts expected to be paid when the obligation is settled. The Group’s obligations for short-term employee benefits such as wages and salaries are recognised as a part of current trade and other payables in the consolidated statement of financial position.

96

Notes to the consolidated financial statements

20	Summary of significant accounting policies (continued)

(r)	Employee benefits (continued)

The Group’s obligations for annual leave are presented as part of provisions in the consolidated statement of financial position. The obligations are presented as current liabilities in the consolidated statement of financial position if the Group does not have an unconditional right to defer settlement for at least twelve months after the reporting period regardless of when the actual settlement is expected to occur.

(ii)	Other long-term employee benefit obligations

The liabilities for long service leave is not expected to be settled wholly within 12 months after the end of the period in which the employees render the related service. It is therefore measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the end of the reporting period of government bonds with terms and currencies that match, as closely as possible, the estimated future cash outflows. Remeasurements as a result of experience adjustments and changes in actuarial assumptions are recognised in profit or loss.

The obligations are presented as current liabilities in the consolidated statement of financial position if the entity does not have an unconditional right to defer settlement for at least twelve months after the reporting date, regardless of when the actual settlement is expected to occur.

(s)	Contributed equity

Ordinary share capital is recognised as equity at the fair value of the consideration received by the Group. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(t)	Loss per share

Basic loss per share is determined by dividing the net loss after income tax expense by the weighted average number of ordinary shares outstanding during the financial period. For all periods presented, diluted loss per share is equivalent to basic loss per share as the potentially dilutive securities are excluded from the computation of diluted loss per share because the effect is anti-dilutive.

(u)	Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the balance sheet.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flows.

97

Directors’ declaration

Directors’ declaration

In the Directors’ opinion:

(a)	the consolidated financial statements and notes set out on pages 56 to 95 are in accordance with the Corporations Act 2001, including:

(i)	complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

(ii)	giving a true and fair view of the consolidated entity’s financial position as at 30 June 2017 and of its performance for the year ended on that date, and

(b)	there are reasonable grounds to believe that the Group will be able to pay its debts as and when they become due and payable.

Note 20(a) confirms that the consolidated financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The Directors have been given the declarations by the Chief Executive Officer and Chief Financial Officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of Directors.

Mr. Geoffrey Kempler
Executive Chairman and CEO

31 August 2017

98

Independent auditor’s report to the members

Independent auditor’s report

To the shareholders of Prana Biotechnology Limited

Report on the audit of the financial report

Our opinion

In our opinion:

The accompanying financial report of Prana Biotechnology Limited (the Company) and its controlled entities (together the Group) is in accordance with the Corporations Act 2001, including:

a)	giving a true and fair view of the Group’s financial position as at 30 June 2017 and of its financial performance for the year then ended

b)	complying with Australian Accounting Standards and the Corporations Regulations 2001.

What we have audited

The financial report comprises:

•	the consolidated statement of financial position as at 30 June 2017

•	the consolidated statement of profit or loss and other comprehensive income for the year then ended

•	the consolidated statement of changes in equity for the year then ended

•	the consolidated statement of cash flows for the year then ended

•	the notes to the consolidated financial statements, which include a summary of significant accounting policies

•	the directors’ declaration.

Basis for opinion

We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the financial report section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (the Code) that are relevant to our audit of the financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

PricewaterhouseCoopers, ABN 52 780 433 757

2 Riverside Quay, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001

T: 613 8603 1000, F: 613 8603 1999, www.pwc.com.au

Liability limited by a scheme approved under Professional standards Legislation.

99

Independent auditor’s report to the members

Our audit approach

An audit is designed to provide reasonable assurance about whether the financial report is free from material misstatement. Misstatements may arise due to fraud or error. They are considered material if individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial report.

We tailored the scope of our audit to ensure that we performed enough work to be able to give an opinion on the financial report as a whole, taking into account the geographic and management structure of the Group, its accounting processes and controls and the industry in which it operates.

The Group runs a Research and Development (R&D) Stage biopharmaceutical operation headquartered in Melbourne, Australia and is in the process of developing potential treatments for neurodegenerative diseases. The Group owns a portfolio of proprietary compounds with applications in different phases of the development stage.

Materiality

•	For the purpose of our audit we used overall Group materiality of $355,000, which represents approximately 5% of the Group’s loss before tax.

•	We applied this threshold, together with qualitative considerations, to determine the scope of our audit and the nature, timing and extent of our audit procedures and to evaluate the effect of misstatements on the financial report as a whole.

•	We chose loss before tax as the benchmark because, in our view, it is most appropriate and is one of the generally accepted benchmark in the industry.

Audit scope

Our audit focused on where the Directors made subjective judgements; for example, significant accounting estimates involving assumptions and inherently uncertain future events.

100

Independent auditor’s report to the members

Key audit matters

Amongst other relevant topics, we communicated the following key audit matters to the Audit and Risk Committee:

–	Recognition of third party R&D contractual costs
–	Valuation of the R&D tax incentive receivable

These are further described in the Key audit matters section of our report.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial report for the current period. The key audit matters were addressed in the context of our audit of the financial report as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. Further, any commentary on the outcomes of a particular audit procedure is made in that context.

Key audit matter	How our audit addressed the key audit matter

Recognition of third party R&D contractual costs
(Refer to note 3)

As the Group is in a research and development phase, a number of R&D activities are conducted under third party contracts. The Group has a process in place to review all R&D contracts in order to assess whether specific liabilities are required to be recognised at year end. These contracts can have complex terms including milestone payments, which can impact the timing of recognition of these costs. There is judgement involved in determining whether the key terms of the contract have been met by the third party and therefore whether a liability should be recognized by the Group.

We focused on the recognition of contractual costs as part of the audit because these expenses are a material balance on the consolidated statement of profit or loss and other comprehensive income and a key contributor to the Group’s performance.

As part of our procedures in relation to the R&D contractual arrangements we have:

•     Obtained an understanding of the controls over the ‘purchase to pay’ process

•      Obtained evidence that controls had been designed to monitor contract costs

•     Checked a sample of third party expenses to a agree the amounts recorded to underling invoices

•     Checked a sample of payments made subsequent to 30 June 2017 to assess whether they were appropriately recorded as liabilities as at 30 June 2017

•     Obtained the contract register and reviewed a sample of contracts to consider whether key terms of contractual arrangements are appropriately recognised in the contractual costs balance in the financial statements.

101

Independent auditor’s report to the members

Key audit matter	How our audit addressed the key audit matter

Valuation of the R&D tax incentive receivable (Refer to note 5(a)) $3.0 million

The Group claims certain expenditures under the Australian Taxation Office (ATO) Research and Development Tax Incentive scheme associated with its operating activities. The Group is eligible for a 43.5% refundable tax offset of eligible expenditure if it turnover is less than $20 million per annum provided it is not controlled by income tax exempt entities (the R&D tax incentive). The estimated value of the R&D tax incentive receivable at 30 June 2017 was $3.0 million.

The estimated R&D tax incentive is recorded as an item of other income within the consolidated statement of profit or loss and other comprehensive income with a corresponding receivable entry. An R&D return is filed with the ATO in the subsequent financial year, based on which the Group receives the incentive in cash.

The Group makes a number of judgements in determining the valuation of the R&D tax incentive and the classification of claimable expenses is a key area of estimation for the Group. The Group engaged third party specialists to assist with the review the classification of expenses underlying the Groups claim and with the lodgement of the R&D refund application.

We reviewed the Group’s R&D tax incentive estimate to assess the receivable and income amount recognised as at 30 June 2017. As part of our procedures we:

•     Compared the estimate recorded in the financial statements as at 30 June 2016 to the amount of cash received after lodgement of the 2016 R&D tax claim to assess accuracy of Group’s estimates as the R&D return for the receivable recorded as the 30 June 2017 incentive will be lodged and received after the date of this audit report

•      Compared the nature of the R&D expenditures included in the current year estimate to the nature of R&D expenditures in the prior year estimate

•     Checked the nature of a sample of the expenditures against the eligibility criteria of the R&D tax incentive scheme

•     Obtained the correspondence and advice of the Group’s third party specialists and agreed the advice to the Group’s calculation for the year ended 30 June 2017.

We focused on the R&D tax incentive receivable as it is a material balance in the financial statements and involves a degree of judgement and interpretation of the R&D tax legislation of by the Group to assess the eligibility or the R&D expenditure under the scheme.

Other information

The directors of the Company are responsible for the other information. The other information comprises the Corporate Directory, Chairman’s Letter, Review of Operations and Activities, Intellectual Property Report, Corporate Governance Statement and Director’s Report included in the Group’s annual report for the year ended 30 June 2017 but does not include the financial report and our auditor’s report thereon.

102

Independent auditor’s report to the members

Our opinion on the financial report does not cover the other information and accordingly we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial report, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial report or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the directors for the financial report

The directors of the Company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

In preparing the financial report, the directors are responsible for assessing the ability of the Group to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Auditor’s responsibilities for the audit of the financial report

Our objectives are to obtain reasonable assurance about whether the financial report as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial report.

A further description of our responsibilities for the audit of the financial report is located at the Auditing and Assurance Standards Board website at: http://www.auasb.gov.au/auditors_responsibilites/ar1.pdf. This description forms part of our auditor’s report.

103

Independent auditor’s report to the members

Report on the remuneration report

Our opinion on the remuneration report

We have audited the remuneration report included in pages 33 to 43 of the directors’ report for the year ended 30 June 2017.

In our opinion, the remuneration report of Prana Biotechnology Limited for the year ended 30 June 2017 complies with section 300A of the Corporations Act 2001.

Responsibilities

The Directors of the Company are responsible for the preparation and presentation of the remuneration report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the remuneration report, based on our audit conducted in accordance with Australian Auding Standards.

PricewaterhouseCoopers

Sam Lobley	Melbourne
Partner	31 August 2017

104

Shareholder information

Shareholder information

The shareholder information set out below was applicable as at 28 August 2017.

A.	Distribution of equity securities

Ordinary shares

533,891,470 fully paid ordinary shares are held by 3,148 individual shareholders. All ordinary shares carry one vote per share.

Analysis of numbers of equity security holders by size of holding:

Holding	No. of holders
1 - 1000	533
1,001 - 5,000	1,036
5,001 - 10,000	497
10,001 - 100,000	882
100,001 and over	200
3,148
including:
Unmarketable parcels	1,859

Options

•	360,000 unlisted options exercisable at $0.66 on or before 1 October 2018, are held by 3 individual shareholders
•	1,400,000 unlisted options exercisable at $0.27 on or before 25 May 2020, are held by 4 individual shareholders
•	8,500,000 unlisted options exercisable at $0.33 on or before 13 December 2017, are held by 6 individual shareholders
•	1,649,573 unlisted options exercisable at $0.37 on or before 25 June 2018, are held by 7 individual shareholders
•	306,490 unlisted options exercisable at $0.66 on or before 4 August 2018, are held by 2 individual shareholders
•	200,000 unlisted options exercisable at $0.61 on or before 24 October 2018, are held by 1 individual shareholder
•	360,000 unlisted options exercisable at $0.73 on or before 3 November 2018, are held by 2 individual shareholders
•	1,200,000 unlisted options exercisable at $1.04 on or before 11 December 2018, are held by 2 individual shareholders
•	100,000 unlisted options exercisable at $1.12 on or before 5 February 2019, are held by 1 individual shareholder
•	1,200,000 unlisted options exercisable at $0.25 on or before 6 April 2018, are held by 1 individual shareholder
•	1,000,000 unlisted options exercisable at $0.34 on or before 2 October 2018, are held by 1 individual shareholder
•	2,000,000 unlisted options exercisable at $0.26 on or before 18 February 2020, are held by 2 individual shareholders
•	8,550,000 unlisted options exercisable at $0.07 on or before 6 June 2022, are held by 16 individual shareholders

All options do not carry a right to vote. Voting rights will be attached to the unissued shares when the options have been exercised.

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Shareholder information

B.	Equity security holders

Twenty largest quoted equity security holders

The names of the twenty largest holders of quoted equity securities are listed below:

Name	Ordinary shares
	Number held	Percentage of issued shares
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	384,631,258	72.04
JAGEN PTY LTD	15,567,983	2.92
BAYWICK PTY LTD <THE RETAIL DISCRETIONARY A/C>	14,165,000	2.65
MERRILL LYNCH (AUSTRALIA) NOMINEES PTY LIMITED	10,912,221	2.04
MR JAMES V BABCOCK	3,980,263	0.75
NRB DEVELOPMENTS PTY LTD	2,970,000	0.56
J P MORGAN NOMINEES AUSTRALIA LIMITED	2,629,708	0.49
ZAYCHAN PTY LIMITED <LINEGAR SUPER FUND A/C>	2,350,000	0.44
ROBERT & ARDIS JAMES FOUNDATION/C	1,826,024	0.34
NEUROTRANSMISSION PTY LTD	1,672,433	0.31
KEMPLER SUPER PTY LTD <LEON SUPER FUND A/C>	1,492,212	0.28
CARLINGWOOD PTY LTD <FINKELSTEIN S/F A/C>	1,213,099	0.23
SANDHURST TRUSTEES LTD <JMFG CONSOL A/C>	900,000	0.17
MR BENJAMIN LANGLEY-JONES	900,000	0.17
MR LUKASZ PIEPRZYK	847,587	0.16
MR DAVID STICKELS	1,000,000	0.19
DACOMA HOLDINGS PTY LIMITED <JJO SUPERANNUATION FUND A/C>	1,000,000	0.19
MS JIA LU	1,024,164	0.19
MR JOHNNY BORIS MARTINOVICH	1,220,122	0.23
CITOS SUPER PTY LTD <CITOS PTY LTD SF A/C>	1,320,933	0.25
	451,623,007	84.60

Unquoted equity securities

There are no unquoted equity securities holding greater than 20%.

C.	Substantial holders

There are no substantial shareholders who have notified the Group in accordance with Section 671B of the Corporations Act.

D.	Shareholder enquiries

Shareholders with enquiries about their shareholdings should contact the Share Registry:

Computershare Investor Services Pty Ltd

Yarra Falls, 452 Johnston Street

Abbotsford, Victoria, 3067, Australia

Telephone: 1300 85 05 05 (within Australia) + 61 3 9415 4000 (overseas)

Facsimile: + 61 3 9473 2500

Email: essential.registry@computershare.com.au

Website: www.computershare.com.au

E.	Change of address, change of name and consolidation of shareholdings

Shareholders should contact the Share Registry to obtain details of the procedure required for any of these changes.

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Shareholder information

F.	Annual report mailing

Shareholders who wish to receive a hard copy of the Annual Financial Report should advise the Share Registry or the Group in writing. Alternatively, an electronic copy of the Annual Financial Report is available from www.asx.com.au or www.pranabio.com. All shareholders will continue to receive all other shareholder information.

G.	Tax file numbers

It is important that Australian resident shareholders, including children, have their tax file number or exemption details noted by the Share Registry.

H.	CHESS (Clearing House Electronic Sub-register System)

Shareholders wishing to move to uncertified holdings under the Australian Securities Exchange CHESS system should contact their stockbroker.

I.	Uncertified share register

Shareholding statements are issued at the end of each month that there is a transaction that alters the balance of your holding.

J.	Website

Shareholders wishing to access specific information about their holding can visit the Share Registry’s website at www.computershare.com.au

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